24-10140

RECD S.E.C.
JUN 23 2006
1080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

06037300

The OLB Group, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1120 Avenue of the Americas, Fourth Floor
New York, NY 10036
Tel: 212-278-0900
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL

Ronny Yakov
Chief Executive Officer
1120 Avenue of the Americas, Fourth Floor.
New York, NY 10036
Tel: 212-278-0900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7372 (Primary Standard Industrial Classification Code Number)	13-3712553 (I.R.S. Employer Identification Number)

Copies to:

Richard H. Rosenblum
Paykin Greenblatt Lesser & Krieg LLP
185 Madison Avenue – 10th Floor
New York, New York 10016

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A

PART 1 - NOTIFICATION

ITEM 1. Significant Parties

(a) The Issuer's director*: Ronny Yakov

(b) The Issuer's officers*:

Ronny Yakov
Chairman and Chief Executive Officer
Philip DeFina
Secretary
Ori Klein
Chief Technology Officer

(c) The Issuer's General Partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities*:

As of June 15, 2006, Ronny Yakov owned approximately 66% of the Issuer's equity securities.

(e) The record owner named in Item 1(d) is the only person known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the Issuer*: Ronny Yakov

(g) Counsel to the Issuer with respect to the proposed offering:

Paykin Greenblatt Lesser & Krieg LLP
185 Madison Avenue 10th Floor
New York, New York 10016
Attention: Richard H. Rosenblum, Esq.

(h) Each underwriter with respect to the proposed offering: None

(i) The underwriter's directors: Not Applicable.

(j) The underwriters officers: Not applicable.

(k) Counsel to the underwriter: Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied: Not applicable.

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* The business address of each of the above named persons is c/o The OLB Group, Inc., 1120 Avenue of the Americas, Fourth Floor, New York, NY 10036.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered

(a) List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons: None.

(b) List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered: We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. The securities will be offered in New York and New Jersey. We also presently contemplate offering the securities in the additional states of California, Florida, Illinois and Nevada. All such offerings will be made by one of our then officers and/or directors.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

(a) As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year,

(1) The name of such issuer: The OLB Group, Inc.

(2) The title and amount of securities of securities issued: In connection with the merger of the Issuer with its predecessor, OLB.com (On-line Business), Inc, a New York corporation, each of the former stockholders of OLB.com received five shares of common stock of The OLB Group, Inc. in exchange for each outstanding share of OLB.com common stock and the former holders of the Series A and Series B Preferred Stock of OLB.com received warrants to purchase an aggregate of 11,469,316 shares of our common stock at an exercise of $0.20 per share. Additionally, On December 31, 2004 Ronny Yakov received 1,500,000 shares of Common Stock of OLB Group, Inc., at $0.20 per share in satisfaction of $300,000 of prior debt incurred by a predecessor company, which issuance was (in error) not booked by our transfer agent until January 7, 2005. On December 31, 2005, Mr. Yakov received a further 500,000 shares of Common Stock of OLB Group, Inc., at $0.50 per share in satisfaction of $250,000 of prior debt incurred by a predecessor company. During the 4th quarter of fiscal year 2005, the Company also issued an additional 1,000,090 shares of Common Stock, at $0.50 per share, which were in lieu of payment for professional services and other services. In October, 2005, James Lyons purchased 300,000 shares of Common Stock at $0.08 per share and, in December, 2006, Gerry Kay purchased 200,000 share of Common Stock at $0.30 per share.

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof: The 1:5 exchange ratio was arbitrarily determined by the Issuer and does not bear any relationship to assets, book value or any other objective criteria of value.

(4) The names and identities of the persons to whom the securities were issued:

Names of individual investors and companies			
Ronny Yakov	Marc Sperling	Charles Kurtzman	Elron Electronic Industries Ltd.
Zvi Alon	Moshe Rosen	Dave Caplaca	Mesca S.A.
Ruth Alon	Simon Glick	Ray Puzio	Cartago Holding

Ira Newdow	Ron Lubash	Richard Adelman	Shrem, Fudim, Kelner & Co.
Barry Cohen	Jerry Grossman	Anthony Celentano	Paragon Capital
Bob Marbut	Leonard Cohen	Michael Clofine	Paulson Partners
Avner Landau	Nicholus Krutsios	Michele Finzi	Charles Wilson and Betty Trust
Gene Salkins	Rudolf Konegen	Jack Gilbert	Trustees of the Century Trust
Yelena Yesha	Brian Rogers	Harry Goldenberg	Louis Glick & Company
Harvey Krueger	Lisa Bialkin	John Herzog	Frank Yuan
Lee Levine	Mark Newdow	Chang Hsueh	Phil DeFina Jr.
Rachel Levitan	Jacob Goldfield	James Lee	Si-Tuo Hsu
Mike Newdow	Tom Walsh	Ko Lin	Dick Ross
Dick Ross	Bob Chang	David Liu	Jason Lyons
Bob Hendricks	Felix Chen	Robert Yu	Holoran Investment Group
Island Stock	Locust Systems LLC	Michael Krome	Ted Wang/Technor Group
Gerry Kay			

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form 1-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the and state briefly the facts relied upon for such exemption: The exchange of the OLB.com shares for the shares of the Issuer was done in reliance of an exemption from registration pursuant to Section 4(2) of the Securities Act. Attached hereto as Exhibit 10.2 is a copy of the opinion of our former counsel, dated May 15, 2006, setting forth the facts relied upon for such exemption. The Company's issuance of the shares issued in the 4th quarter of 2005 were also done in reliance of an exemption from registration pursuant to Section 4(2) of the Securities Act.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed: Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection: None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification: None.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

SUBJECT TO COMPLETION, DATED ____ , 2006

PRELIMINARY OFFERING CIRCULAR

THE OLB GROUP, INC.

Shares of Common Stock at $0.25 per share

The OLB Group, Inc. ("we", "us", or the "Company") is an e-commerce service provider engaged in the development of software products and other services designed to help businesses sell products over the internet without committing significant resources. We are currently developing two software products: ShopFast Direct Shopping Database™ ("ShopFast DSD"), and ShopFast Profit Center™ ("ShopFast PC"). Each of these software products enables the user of the software to create an internet website from which such user can sell products located on a database maintained by us.

We currently expect to commence marketing our e-commerce software and services by the end of fiscal year 2006.

We are hereby offering on, a "best efforts, no minimum" basis, up to 20,000,000 shares of our common stock at a price of $0.25 per share. Accordingly, this offering is not contingent on a minimum number of shares to be sold and is on a first-come, first-served basis. Subscriptions are irrevocable. The offering will begin on the date of this offering circular and will continue until the earlier of our sale of all of the shares offered hereby and such date as we may terminate the offering, but in no event later than one year from the date hereof. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for commissions or expenses.

	Price to Public	Underwriting Discounts/Commissions	Proceeds to Issuer [1]
Per share	$0.25	-0-	$4,950,000 [2]

[1] Estimated offering expenses of $50,000 will be borne by us and will be payable from these proceeds.
[2] Assumes all of the shares offered hereby are sold directly by us.

Our common stock is quoted on the OTC Pink Sheets under the symbol "OLBG." On December 28, 2005, the high bid price was $0.51 and the low bid price was $0.20 each holder of Common Stock is entitled to one vote for each share held of record and is not entitled to vote on a cumulative basis. The Common Stock is not entitled to preemptive rights and is not subject to redemption.

Our principal executive offices are located at 1120 Avenue of the Americas, Fourth Floor, New York, NY 10036 and our telephone number is (212) 278-0900. Our website is located at http://www.olb.com (the information contained in our website is not a part of this offering circular and no portion of such information is incorporated herein).

Investing in these securities involves substantial risk. See "Risk Factors" beginning on page 12.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is ____ , 2006

TABLE OF CONTENTS

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Summary Information

Forward Looking Statements

Certain information contained in this offering circular that does not relate to historical facts may be deemed to constitute "forward-looking statements. Words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," "plan" or similar expressions identify some, but not all, of the "forward looking statements" contained in this report. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on these forward looking statements, which speak only as of the date made. Except as otherwise required pursuant to applicable federal securities laws, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and various other factors set forth under the heading "Risk Factors" and elsewhere in this offering circular.

Our Business

We are an e-commerce service provider engaged in the development of software products and other services designed to help businesses sell products over the internet. We are currently developing two software products: ShopFast Direct Shopping Database™ ("ShopFast DSD"), and ShopFast Profit Center™ ("ShopFast PC"). Each of these software products enables the user of the software to create an internet website from which such user can sell products located on a database maintained by us (the "OLB Database"). Throughout this offering circular, our "client" refers to the person who purchases and uses either ShopFast DSD or ShopFast PC. Whenever we refer to the "purchase" or "purchase price" of ShopFast DSD or ShopFast PC, as with almost all other software on the market, we are referring to the purchase of a license to use the software for the purchase price of such a license.

Our OLB Database, as operations commence will expand to eventually contains a "virtual inventory" of over three million products, including computer and office supplies, electronic products, sports apparel, compact discs, books, fine Belgian chocolates, flowers, cosmetics, beauty products, and fragrances. We characterize as "virtual" the inventory of the products to be contained on our OLB Database because such products will be supplied by third-party suppliers, not us. Throughout this offering circular, "supplier" means the person who provides the products ordered from the OLB Database. We do not own the products found on our OLB Database, and we do not carry any inventories of such items. We do not have a warehouse or any warehouse employees. We will depend on suppliers to fulfill the orders for any products purchased from the OLB Database.

As further discussed below, ShopFast DSD is a collection of software programs that are packaged together into what is known as a software suite. ShopFast DSD enables a client to create a customized website, pursuant to any of our client's specifications, for the sale of products from the OLB Database. We will work together with our client to customize such website to include our client's logos, desired design layout, and any other desired features.

ShopFast PC also is a software suite. ShopFast PC enables our client to create on its own a standard website pre-designed by us for the sale of products from the OLB Database. Our client may choose from a selection of our pre-designed logos, design layouts, and color schemes for the website. Further, our client may personalize certain of the information on the website, by adding the client's name, slogan, and other information about the client.

Throughout this offering circular, "Internet Storefront" means the individual website that is created for the use of each of our clients using either ShopFast DSD or ShopFast PC for the sale of products from our OLB Database. As an additional service provided to our clients, we will host the Internet Storefronts. This means that the website will be placed on our server, which is simply a computer connected to the internet for the purpose of serving up web sites which people can access from the internet. We will provide an internet address for the Internet Storefront, which can be personalized by the client. For example, if the client's company name is "Rick's Books", then the internet address can be personalized as http://rickbooks.shopfast.com.

With either software program, once our client's Internet Storefront is established, our client can sell the products contained on our OLB Database to visitors to that client's Internet Storefront. Throughout this offering circular, "client's customer" means the person who purchases products from our client's Internet Storefront. As further discussed below, our clients will earn a commission on sales made from their Internet Storefronts, and we will retain any remaining profits. In addition, both ShopFast DSD and ShopFast PC enable the client to create various reports summarizing information such as sales, profits, and number of visitors to the Internet Storefront.

As additional services to our clients, we will process the orders made on the Internet Storefronts. A typical order will be processed as follows: The client's customer will place the order on the Internet Storefront and pay for it by providing his or her credit card information on the Internet Storefront. Upon the placement of an order, we will automatically receive a copy of the order electronically, and the funds from the credit card payment will be paid from the credit card company directly to us. We will then purchase the ordered products from the appropriate suppliers and arrange for them to be delivered directly by the supplier to the client's customer. We will also send an e-mail to the client's customer confirming that the order has been placed and providing the approximate date that the order will be shipped. The supplier will thereafter provide us an invoice for the products purchased, which we will pay in accordance with its terms. We will also pay to our client a commission on the products sold, which commission will be paid once a month with respect to all products sold by such client during the preceding month. Any remaining profits will be retained by us.

We intend to generate revenues from the following sources:

(1) sales of ShopFast DSD and ShopFast PC to our clients;

(2) sales of the related services we provide to our clients, including maintenance of the OLB Database and processing of orders made on our clients' websites for products from the OLB Database; and

(3) profits from sales of the products from the OLB Databases remaining after we pay commissions to the client.

Since ShopFast DSD will be customized for each client, we will negotiate with each client the purchase price of the ShopFast DSD software, the related services we provide, and the commission payable to our client on sales made by such client. The purchase price of the ShopFast PC software and the related services we provide will be standard for all our clients and not subject to negotiation. The purchase price of the ShopFast PC software is expected to be between $19.95 and $59.95. The price will be set as the product is introduced and may increase or decrease in the future depending on, among other things, the reception of the product, improvements to the product and any competing products that may be introduced into the market place in the future. The continuing services we provide, including maintenance of our OLB Database and the processing of orders placed for products from our OLB Database, will be made available for an additional monthly fee, ranging from a minimum of $9.95 to up to $49.95, depending on the level of services requested by the client, which fee might also be adjusted in the future based on marketplace conditions for such services. The commission that we will pay to a client using ShopFast PC will be a percentage of the gross revenues generated by such client with respect to each type of product. The specific amount of such percentage, depending on the type and price of the product sold, can range from 2.5% to 60%.

Our Company

We were incorporated in the State of Delaware on November 18, 2004 for the purpose of merging with OLB.com (On-line Business), Inc., a New York corporation incorporated in 1993. The merger was done for the purpose of changing our state of incorporation from New York to Delaware.

OLB.com merged with and into us on January 7, 2005. As result of the merger, we acquired all of the assets of OLB.com, including its intellectual property assets. In connection with the merger, each of the former stockholders of OLB.com received five shares of our common stock in exchange for each outstanding share of OLB.com common stock and the former holders of the Series A and Series B Preferred Stock of OLB.com received warrants to purchase shares of our common stock. An aggregate of 26,901,963 shares of common stock were issued in connection with the merger.

On January 6, 2003, we executed a merger agreement with MetaSource Group ("MTSR"), a Nevada company, whereby MTSR would acquire all the outstanding shares of OLB.com. The purpose of such merger would have been to make available to us additional sources of cash and certain development capabilities of a subsidiary of MTSR that engaged in business in China. The merger was rescinded on September 27, 2004 and a settlement agreement was entered into because MTSR defaulted under the merger agreement, failed to provide cash to us, and did not make available to us the development capabilities of its Chinese subsidiary. Under the terms of the settlement agreement, on November 18, 2004 OLB.com, Inc. was merged with and into The OLB Group, Inc., a Delaware corporation. Pursuant to such settlement agreement, we also delivered to the shareholders of MTSR 189,208 shares (representing approximately 4.9%) of our common stock (which, after the 5 shares for 1 share forward split referred to above, is now equal to 946,040 shares of our common stock) . These shares are being held in escrow until we file a registration statement, which is currently not anticipated. As consideration and in exchange for the transfer of our shares, MTSR delivered 376,064 (representing 1.88 %) shares of its common stock to our former shareholders.

We are authorized to issue 200,000,000 shares of common stock, par value $0.01per share, and 50,000,000 shares of preferred stock, par value $0.01per share. We currently have 29,902,053 shares of common stock issued and outstanding, and options and warrants to purchase an aggregate of 11,469,316 shares of our common stock at an exercise of $0.20 per share are currently outstanding. No shares of preferred stock are currently outstanding. Our fiscal year end date is December 31.

Summary Description of the Offering

Securities Offered:	Up to 20,000,000 shares of our common stock, par value $0.01 per share
Public Offering Price:	$0.25 per share
Offering Terms:	"Best efforts, no minimum." Accordingly, this offering is not contingent on a minimum number of shares to be sold and is on a first-come, first-served basis. Subscriptions are irrevocable. No escrow account has been established and we will receive all the proceeds from the sale of these shares, after expenses. Excess subscriptions will be promptly returned to subscribers without interest or deduction for interest or commissions.
Offering Period:	The offering will begin on the date of this offering circular and will continue until the earlier of our sale of all of the shares offered hereby and such date as we may terminate the offering, but in no event later than one year from the date hereof.

Use of Proceeds:	Assuming we sell all of the shares of the shares offered hereby, we intend to use the net proceeds of this offering, after payment of offering expenses, estimated at $50,000 to: (i) finance the completion of development of our ShopFast software products; (ii) finance advertising and marketing of our products (iii) pay expenses in connection with maintenance of our e-commerce resources; (iv) to finance the acquisition of complementary businesses or assets; and (v) for general working capital purposes.
Risk Factors:	The offering involves a high degree of risk. Please refer to ''Risk Factors'' for a description of the risk factors you should consider.
OTC Pink Sheets symbol:	OLBG

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following risks, as well as the other information in this prospectus, before deciding whether to invest in our securities. If any of the following risks actually occur, our business, financial condition, results of operations and liquidity could suffer. In that event, the trading price of our ordinary shares could decline and you might lose all or part of your investment.

Risks Relating to Our Business

We have incurred and will continue to incur financial losses until we are able to generate sufficient revenues from operations to offset such expenditures, and we will require additional financing, which may not be available when needed. If our business plans are not successful, we may not be able to continue operations as a going concern and our stockholders may lose their entire investment in us.

We currently have minimal revenues from operations. We have incurred net losses in 2004, 2005 and in the three months ended March 31, 2006 of approximately $352,000, $551,000 and $109,644, respectively, and, as of March 31, 2006, we had a working capital deficit of approximately $16,075. Our auditors have indicated that our past losses from operations and our working capital deficit raise substantial doubt as to our ability to continue as a going concern. These factors raise substantial doubt that we will be able to continue operations as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. We expect to incur significant up-front expenditures in connection with our e-commerce operations, including increased expenditures relating to marketing and sales and development of web sites for new clients, which will result in continuing operating losses. While we currently expect to commence marketing our e-commerce software and services by the end of the fourth quarter of 2006, we anticipate that losses will continue until we attract and retain a sufficient number of clients for our products and services and are able to generate sufficient revenues from the e-commerce websites of such clients to offset such expenditures. Historically, we have not derived positive cash flow from a web site until it has been in operation for six to nine months. Our business plans may not be successful in addressing these issues. If we cannot continue as a going concern, our stockholders may lose their entire investment in us.

Over the 24 months, the proceeds of the offering are expected to be applied to (i) reimburse Mr. Yakov for $50,000 of offering expenses; (ii) 1,000,000 for product development and system maintenance; (iii) $2,165,000 for advertising and marketing; (iv) $735,000 for working capital; and (v) $1,000,000 for business acquisition activities. This does not include the repayment of any additional sums that might be loaned to the Company by Mr. Yakov and/or third-parties during the offering period for the working capital needs of the Company Any such additional sums advanced by Mr. Yakov will not be re-paid from the proceeds of the offering.

Even if we receive the maximum proceeds from the offering, we can finance our operations for only 24 months. Our continued existence beyond 24 months is dependent on generating sufficient revenues or obtaining additional financing.

During the offering period, we will endeavor to fund our working capital requirements by obtaining loans from Ronny Yakov, who is our largest shareholder, and third parties. Mr. Yakov is under no obligation to advance any additional sums of money to the Company and, additionally, there can be no assurance that we will be successful in obtaining such funds from third parties during the offering period. Assuming that we sell all of the shares offered hereby, we project that the net proceeds of this offering will be sufficient to finance our operations for a period of only 24 months from the date of this offering circular. At such time, unless we are generating sufficient revenues, we will require additional financing. Accordingly, our continued existence is dependent on our ability to generate revenues and obtain additional financing. We cannot assure you that we will generate revenues or positive cash flow or succeed in obtaining the financing necessary for our operations when needed and on acceptable terms, or at all. Our failure to obtain additional financing when needed will have a material adverse effect on our business, financial condition and prospects. If we cannot obtain such additional financing, our stockholders may lose their entire investment in us.

We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.

We expect to increase our sales and marketing expenses, research and development expenses and general and administrative expenses, and we cannot be certain that our revenues will grow at a rate sufficient to cover these costs, if at all. Accordingly, we may be unable to operate profitably, even if we develop operations and generate revenues.

We will be dependent on a limited number of suppliers, and we currently have only one Supplier agreement and arrangement.

We anticipate that our business will be dependent on a limited number of suppliers engaged in competitive businesses such as sales of books, music, video, and audio products. We currently have only one agreement and arrangement with one supplier, Baker & Taylor Fulfillment, Inc, ("B&T"), for the above products. The Company will need to enter into additional agreements with other supply companies in order to expand the lines of products available on the OLB Database. We anticipate that, so long as we are processing orders by credit card, such additional agreements will be obtainable, although the terms of any such agreements are not expected to offer the Company direct credit or any other benefit other than that made available to other new customers of such entities with no current track record with such supplier.. Should we encounter the loss of a primary supplier, or a decline in the economic prospects or activity of such supplier, we might need to limit the listing of a product, or line of products, from the OLB Database. We also may also need to increase the delivery times for such products, resulting in losses of sales, which events could materially and adversely affect our financial condition and operating results and, consequently, our stockholders may lose their entire investment in us.

We will be dependent on third parties for fulfillment over whom we have only limited control or no control.

We do not carry any inventories and do not have any warehouse employees or facilities. We will be dependent on our suppliers to fulfill customer orders and ship merchandise directly to consumers on a timely and competitive basis.

While we have only limited control over the fulfillment and shipping procedures of our suppliers, we assume the risk of product delivery upon shipment. Poor performance by our suppliers would adversely affect our business and reputation.

Our business also depends on the ability of our suppliers to provide products at competitive prices in sufficient quantities and of acceptable quality. We cannot assure that you our suppliers will continue to sell merchandise on favorable terms or that we will be able to establish new, or extend current, relationships to ensure acquisition and delivery of merchandise in a timely and efficient manner and on acceptable commercial terms.

We expect that our suppliers, similar to B&T, will limit the circumstances under which we can return products for other than erroneously shipped products, damaged products, defective products. For other types of returns, we expect a time limit similar to the 60 days imposed by B&T, as well as a "re-stocking" type charge for certain categories of returns. In addition, a penalty for excessive returns which, in the case of B&T, will be a an increase in the return processing fee to 10% of the price charged by B&T for the remainder of the term of the agreement can be expected..

These type of agreements customarily impose a high rate of interest for failure to pay invoices timely (18% for B&T), provide no right to maintain an open account balance with the supplier, do not guarantee that products covered by the contract will always be in stock, and prices will be subject to change with little or no notice.

As, when and if, the Company increases the level of business it conducts with such suppliers, it is possible, but not assured, that the Company may be able to negotiate more favorable business terms..

We will assume certain risks of our suppliers, including the risk of loss on product shipments.

Typically, a client's customer will place the order on the Internet Storefront and pay for it by credit card on the Internet Storefront. Upon the placement of an order, we will automatically receive an electronic copy of the order, and we will receive the credit card funds directly from the credit card company. We will then purchase the ordered products from a supplier and arrange for direct delivery from the supplier to the client's customer. The supplier will thereafter invoice us for the products purchased, which we will pay when due.. We will also pay to our client a commission on the products sold, which commission will be paid once a month with respect to all products sold by such client during the preceding month. We will retain any remaining profits, after payment of client commissions.

We hope to enter into additional agreements with our suppliers which will require them, as in the case with B&T, to pay us specified percentages (by product line) of total product sales offered by us over the Internet. We will recognize revenues on product sales when the product is shipped to the client's customer by our supplier.. We will recognize the amount due to a supplier (i.e., total product sales less our specified percentage) in cost of sales. In order for us to adopt this accounting policy, we will assume the risk of loss on product shipments and bear the credit risk with respect to product sales. An unanticipated delay in shipping, or substantial shipments of defective goods and/or returns could result in our absorbing the loss. If product related losses are material, our business financial condition and operating results could likely be adversely affected.

In the case of B&T, we are obligated to utilize it as our primary supplier for goods within the categories specified in the agreement, as will more likely than not be the case with other primary suppliers we may enter into agreements with. In the event of limitations on product availability from a primary supplier, there exists a risk that orders can be lost pending an alternate source of supply. We will endeavor to have agreements in place with back-up suppliers in the event that a primary supplier runs into stock and or other fulfillment problems, but no assurance can be given that back-up suppliers will always be obtainable for all offered products.

High returns of the Company's ShopFast PC Software could lower profit margins of the Company.

We plan to initiate a "money back guarantee policy" for our ShopFast PC individual and small business customers, who we refer to as "resellers," which will permit resellers to return this product to us within 30 days if not satisfied, which is a common return period in the industry. A materially larger number of returns could lower our margins.

E-commerce is still an evolving market, with business and security risks, and we cannot assure you of the market acceptance we require in order to become profitable.

The business of selling goods over the Internet is relatively new and is still rapidly evolving. Demand for our products and services could be negatively affected by:

- inadequate development of Internet resources;
- security and privacy concerns; and
- inconsistent service quality.

Our future revenue and profits depend upon the widespread acceptance and use of the web as an effective medium of commerce by consumers. We cannot assure that a sufficiently broad base of consumers will adopt, and continue to use, the web as a medium of commerce. Failure of the web and online services to become a viable commercial marketplace would materially adversely affect our business, prospects and financial condition. If we are unable to acquire users for our services, our business will be adversely impacted, and our stockholders may lose their entire investment

The need to transmit confidential information securely, such as credit card and other personal information, over the Internet has been a significant barrier to e-commerce. We will rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure you that future advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms used by us to protect customer transaction data. Any publicized compromise of security could deter people from using the web for e-commerce transactions. Such security concerns could reduce the e-commerce market, force us to incur significant cost to protect ourselves from the threat of problems caused by such security breaches, and thereby materially and adversely affect our business, financial condition and operating results.

We are subject to significant competition and may be unable to keep up with the technology and pricing of our competition.

Online retail shopping is relatively new, rapidly evolving and intensely competitive. We expect competition in the online commerce market to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the retail shopping industry is intensely competitive. We currently or potentially compete with a variety of other companies, including traditional stores, non-traditional retailers, such as television retailers and mail order catalogues, and other online retailers. Competitive pressures created by any one of the foregoing, or by our competitors collectively, could have a material adverse effect on us. Our competition includes Internet Treasure Chest, vStore, and Monster Commerce and, in addition, large internet retailers such as Amazon, Yahoo, eBay and half.com.

The options generally available to a retailer desiring to sell goods or services on the internet normally require a large up-front investment, lengthy development cycle and recurring maintenance and update costs for which we plan to provide a cost effective and efficient alternative to our clients. Clients who purchase and use our ShopFast DSD and ShopFast PC will not have to invest in hardware, software or staffing beyond that which is normally required for access to the internet and the web. The equipment and services required includes, an internet ready computer equipped with an operating system that fully supports Internet Explorer Version 5.0 or higher, an internet service provider with high speed service (although dial-up, while slower will operate) and a printer. Instead, other than the basic equipment listed above, they will be able to access our existing resources and will be able to use ShopFast DSD or ShopFast PC, as case may be, without having to purchase additional software or hardware. Also, our ShopFast DSD and ShopFast PC has been designed to be easily installed and operated by persons not having computer expertise. While we believe that our business model is unique and that our software and services will offer the quickest and most direct way for any business or individual to begin selling products over the Internet, we cannot assure you that we will be able to compete with our competitors.

We believe that the principal competitive factors in our market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of site content, reliability and speed of fulfillment. Many of our current and potential competitors, including those mentioned in the preceding paragraph, have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us. In addition, other on-line retailers may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other on-line services increases. Certain of our competitors may be able to secure merchandise from manufacturers and/or suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than we do. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. We cannot assure you that we will be able to compete successfully against current and future competitors. Competitive pressures faced by us may have a material adverse effect on business, financial condition and results of operations. We are dependent upon our proprietary technology and are subject to the risk of third party infringement claims.

Our success and ability to compete is dependent in significant part upon our proprietary software technology. We rely upon a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. Currently we have no patents or trademarks on file to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot assure that the steps taken by us to protect our proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing products with functionality or features similar to our products. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a successful claim of product infringement against us and our failure or inability to develop a non-infringing technology or license the infringed or similar technology our business, results or financial condition could be materially and adversely affected.

Failure of our hardware systems or system suppliers could have a material adverse effect our business.

We will depend on third party communications providers to enable internet users to access our resellers' web sites and the ShopFast DSD website which we intend to establish when the ShopFast DSB becomes ready for sale. These web sites could experience disruptions or interruptions in service due to failures by these providers. In addition, end-users depend on Internet service providers, online service providers and other web site operators for access to these web sites. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Material delays and system failures would adversely affect our operations and could have material adverse effect on our business, prospects and financial condition

Our ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems linking us to our suppliers who are responsible for fulfilling such orders. We depend on such systems for receiving orders for the products included in our OLB Database and communicating with our suppliers, clients, and customers of our clients. We depend on our computer hardware systems throughout processing of an order and the related payments, and the failure of such systems will have an adverse effect on our ability to process an order efficiently

Our systems are vulnerable to damage or interruptions from fire, flood, power loss, telecommunications failures, break-ins and similar events. We presently do not have redundant systems and do not have a formal disaster recovery plan. We carry limited business interruption insurance to compensate us for losses, which may be insufficient to cover all the damages. An event of the magnitude of September 11, 2001, could severely affect our operations and have a material adverse effect on our business, financial condition and operating results.

Our network resources may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, leading to material interruptions, delays or cessation in service to resellers and customers. Inappropriate use of the internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our resellers.

We are dependent on an increased network capacity for growth and will need additional capital to expand it.

. Our current hardware and software systems will enable us to process such orders for a maximum of 20,000 clients. In order to process orders for more than 20,000 clients, the Company will need to acquire additional hardware and software systems.

Our operations will depend upon the capacity, reliability and security of our network resources. We currently have limited network capacity and will be required as we grow to continue to expand our network resources to accommodate increased numbers of users and the amounts of information they may wish to access. Expansion of our network resources will require substantial financial, operational and management resources. We cannot assure that you we will be able to expand our network resources to meet potential demand on a timely basis, at a commercially reasonable cost, or at all. Our failure to expand network resources on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

We have changed the focus of our business and are subject to many of the risks associated with a new business.

We commenced e-commerce operations in 1997, and discontinued our focus on the digital media services business in 1999, which was wound down and fully discontinued in 2001, to focus on the development and implementation of our initial introduction of ShopFast software. In 2000 we completed the original version of our ShopFast DSD software. In fiscal 2001 and 2002 the Company lacked the funds to further develop the software In January 2003, we revised our e-commerce business plan by undertaking the redesign and redevelopment of our products and changing our marketing strategy. However, during fiscal 2003 and 2004, we were also unable to expend funds for the development of the software as the result of the inability of our merger partner to provide the Company with the promised funding in accordance with the Merger Agreement Such redesign of our products was made for the purpose of incorporating into our previously existing products current technologies and software that is intended to make the products easier to use. In January, 2006, to aid us in redesigning and developing our ShopFast PC and ShopFast DSD products, we retained six freelance software developers, some of which are operating in India. Such software developers are responsible for ensuring that the features of our software products work properly, resolving any problems in the software, and developing any new features that we desire to add. These software developers are paid on an hourly fee basis for their services. No written agreements have been entered into with any of such software developers, except for an Equipment Co-Location and Maintenance Service Agreement that we have entered into with Broadview Networks Inc. A copy of such agreement is annexed hereto as Exhibit 10.3. A risk of outsourcing the development of our products to software developers operating in India is that it will be difficult for us to obtain any legal redress should such developers fail to fulfill their obligations or carry out their work properly.

In addition, to marketing to existing businesses as we had in the past, our new business plan contemplates selling our newly developed ShopFast PC product to individuals and small businesses wishing to launch e-commerce businesses. We plan to use television infomercials and other advertising venues to market our product.

We have limited experience in developing and commercializing new products and services delivered over the Internet. There is limited information available concerning the potential market acceptance of our products and services. Although we had processed approximately 250,000 orders for the purchase of products or services over the Internet in the past from 1999 to 2002, in connection with our original version of the ShopFast DSD software, such experience is limited compared to that of major internet retailers such as Amazon.com and Ebay.com.

Accordingly, effectively, we are subject to all of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new enterprise in an emerging and rapidly evolving industry characterized by an increasing number of new Internet products and services.

The effective execution of our business will be largely dependent upon our ability to:

- obtain adequate financing;
- successively complete the development and testing of our redesigned products;
- achieve significant market acceptance for our products and services;
- expand our resources and increase system capacity; and
- hire and retain skilled management, technical, marketing and other personnel.

We cannot assure you that we will be able to execute our business successfully, or that we will not encounter unanticipated expenses, problems or technical difficulties will result in material delays in its implementation. If we fail to implement our business plan effectively, our business, financial condition and prospects will be materially and adversely affected.

We are dependent on our Chief Executive Officer, the loss of whom could have a material adverse effect on us.

Our future success depends in significant part upon the continued service of Ronny Yakov, our Chairman and Chief Executive Officer. Mr. Yakov has outsourced the development of our product and the future marketing of the product to a small team of developers and personnel. Our future success depends on our ability to attract and retain highly qualified management, technical, sales and marketing personnel. Competition for such personnel is intense, and we have, at times in the past, experienced difficulty in recruiting and retaining qualified personnel. We do not carry key man insurance for Mr. Yakov.

We could be subject to product liability claims.

We may be subject to product liability claims if people or property are harmed by the products sold by third party resellers in connection with ShopFast PC and/or ShopFast DSD. Some of the products sold may expose us to product liability claims relating to personal injury, death, or property damage if caused by such products. Our agreements with our customers, whom we refer to as ShopFast business partners, will not typically contain provisions designed to limit our exposure to potential product liability claims. Further, any limitation of liability provisions contained in such agreements may not be effective under the laws of certain jurisdictions. Although we have not experienced any material product liability claims to date, there can be no assurance that we will not be subject to such claims. We currently do not have insurance coverage against product liability and/or errors and omissions claims and there can be no assurance that such insurance will be available to us on commercially reasonable terms or at all. A successful product liability claim of significant magnitude brought against us would have a material adverse effect on our business, prospects and financial condition.

Our business is seasonal and quarterly operating results can be expected to fluctuate significantly.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Many of these factors are outside our control and include:

- seasonal fluctuations in consumer purchasing patterns;
- timing of, response to and quantity of ShopFast DSD business clients and ShopFast PC resellers;
- changes in the growth rate of internet usage;
- actions of our competitors;
- the timing and amount of costs relating to the expansion of our operations;
- general economic and market conditions;
- system failures, security breaches or Internet downtime;
- difficulty in upgrading our information technology systems and resources
- the costs of acquisitions and risks of integration of acquired businesses.

Our revenue for the foreseeable future will remain primarily dependent on online user traffic levels, online sales of merchandise appearing on the websites of ShopFast DSD business partners and

ShopFast PC resellers. Such future revenues are difficult to forecast. Any shortfall in revenues in relation to our expenses would have a material adverse effect on our business, prospects and financial condition. Moreover, many of our expenses are fixed in the short term and determined based on our investment plans and estimates of future revenues. We expect to incur significant new expenses in further developing our technology and service offerings, as well as in advertising and promotion to attract and retain consumers and merchants, before generating associated revenues. We may be unable to adjust our expenditures quickly enough to compensate for any unexpected revenue shortfall. For these or other reasons, our financial results in future quarters may fall below the expectations of management or investors and the price of, and long-term demand for, our shares could decline.

Our limited operating history in the e-commerce market makes it difficult to ascertain the effects of seasonality on our business. If seasonal and cyclical patterns emerge in Internet consumer purchasing, our results of operations from quarter to quarter will be less comparable. We expect sales to fluctuate in a manner similar to that of the retail brick and mortar sales industry and, accordingly, believe that our sales will peak during our fiscal fourth quarter.

Investors should not rely on quarter-to-quarter comparisons of our results of operations as indicative of future performance. It is possible that, in future periods, our results of operations may not meet expectations.

Government regulation and legal uncertainties may damage our business.

We are subject to the same foreign and domestic laws as other companies conducting business on and off the Internet. Today, there are still relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are currently being debated at all levels of government and it is possible that such laws and regulations will be adopted. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. It is not clear how existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity, and personal privacy apply to online businesses. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the U.S. Digital Millennium Copyright Act, have begun to be interpreted by the courts, but their applicability and scope remain somewhat uncertain..

Accordingly, the laws and regulations applicable to the Internet and our business in the jurisdictions where we expect to operate are evolving. Governments may adopt new laws and regulations governing the Internet and the conduct of business on the Internet that could increase our costs of doing business or limit the attractiveness of online shopping. Additionally, consumer protection and safety laws applicable to products included in our OLB Database and sold in connection with ShopFast PC or ShopFast DSD may differ from product to product or merchant to merchant, and some products or merchants may be subject to more extensive governmental regulations than others. These laws and regulations could expose us to substantial compliance costs and liability. In response to these laws and regulations, whether proposed or in effect, as well as public opinion, we may choose to limit the types of merchants or products we will include in our OLB Database, which could, in turn, decrease the desirability of our service and reduce our revenues.

Imposition of sales and other taxes may damage our business.

The application of indirect taxes (such as sales and use tax, value added tax, or VAT, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses such as our company and our clients is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and e-commerce. In many cases, it is not clear how existing statutes apply to the Internet or e-commerce. In addition, some jurisdictions have implemented or may implement laws specifically addressing the Internet or some aspect of e-commerce. The application of existing, new, or future laws could have adverse effects on our business.

Several proposals have been made at the U.S., state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. In December 2004, the U.S. federal government enacted legislation extending the moratorium on states and other local authorities imposing access or discriminatory taxes on the Internet through November 2007. This moratorium does not prohibit federal, state, or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. The imposition of Internet usage taxes or enhanced enforcement of sales tax laws could make online shopping less attractive to consumers, which could have an adverse affect our business, financial condition and operating results.

Our market may undergo rapid technological change and any inability to meet the changing needs of our industry could harm our financial performance.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new service announcements, introductions and enhancements, and changing consumer demands. We may not be able to keep up with these rapid changes. As a result, our future success depends on our ability to adapt to rapidly changing technologies, to respond to evolving industry standards and to improve the performance, features and reliability of our service. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes may require us to incur substantial expenditures to modify or adapt our service and resources, which could harm our financial performance and liquidity.

The rapid evolution of our industry makes it difficult for investors to evaluate our business prospects, and may result in significant declines in our share price.

Internet commerce has grown rapidly in recent years and consumer usage patterns have continually evolved. During this period, many businesses, including shopping services, related to Internet commerce have failed. Because Internet commerce is a young industry, we have may need to frequently change websites and other aspects of our business operations. Some of the special risks we face in our rapidly evolving industry are:

- difficulties in forecasting trends that may affect our operations,
- challenges in attracting and retaining consumers and merchants;
- significant dependence on a small number of revenue sources;
- evolving industry demands that require us to adapt the prices at we which offer our software products and related services from time to time; and
- adverse technological changes and regulatory developments.

Our ShopFast software will, as business develops, offer quick execution and creation of an online store with a potential of millions of products aggregated from different suppliers and fulfillment sources to the network. However, we may be unable to keep up with the technological developments of our competitors. If we are unable to overcome these risks and difficulties as we encounter them, our business, financial condition and results of operations may be adversely affected.

Our growth may be dependent on our ability to complete acquisitions and integrate operations of acquired businesses.

We currently anticipate that $1,000,000 of the net proceeds of this offering will be utilized for, and our growth strategy includes, the evaluation of, and the acquisitions of other businesses with an established history of profitability or which our management believes will be profitable within two quarters of its acquisition. We may not be able to make acquisitions in the future and any acquisitions we do make may not be successful. Furthermore, future acquisitions may have a material adverse effect upon our operating results, particularly in periods immediately following the consummation of those transactions while the operations of the acquired businesses are in the process of being integrated with and into our then current operations.

As part of our business strategy, we intend to acquire complementary businesses that have an established history of profitability or which we believe will be profitable within two quarters after being acquired by us. Our management believes that we can achieve profitability if, in addition to generating revenues based on sales of our software products, we also acquire complementary businesses that have an established history of profitability or which we believe will be profitable within two quarters after being acquired by us.

We may not be able to successfully integrate the acquired company's operations or personnel, or realize the anticipated benefits of the acquisition. Our ability to integrate acquisitions may be adversely affected by many factors, including the relatively large size of a business and the allocation of our limited management resources among various integration efforts.

In connection with the acquisitions of businesses in the future, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected in the future by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation expense attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, as indemnity for such liabilities typically are limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

Risks Relating to This Offering and Our Securities

This offering is being made a on a "best efforts, no minimum basis" with no escrow account and so that we will receive all proceeds from sales even if we do not sell all of the shares offered hereby.

We are making this offering on a "best efforts basis," and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

Our failure to sell all of the shares offered hereby could have a material adverse effect on our business plan.

Our product development and marketing plan requires a portion of the net proceeds from the sale of the shares offered hereby. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our product development plans, we may be required to seek additional financing. Although Ronny Yakov, our chief executive officer and principal stockholder has provided financing in the past, he has no binding commitment to continue such financing. We may not be able to obtain such additional financing or, if obtained, such financing may not such or advances financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

We are controlled by our principal shareholder who has the power to direct all corporate decisions.

Ronny Yakov, our founder, Chief Executive Officer and Chairman and sole director, beneficially owns approximately 66% of our outstanding common stock. Accordingly, he is able to control all matters requiring authorization by our board of directors and the approval by our shareholders, including approval of significant corporate transactions, such as a merger, consolidation or sale of all or substantially all of our assets. He similarly holds the voting power to delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders.

There is no trading market for our securities, and the market price of our securities may be highly volatile or may decline regardless of our operating performance.

Although our common stock is quoted in the OTC Pink Sheets, there has not been a trading market for our securities prior to this offering. Upon the qualification of the offering statement of which this offering circular is a part, we intend to apply for the quotation of our shares on the OTC Bulletin Board, which requires that we locate a market maker that will agree to sponsor our securities. We may not be able to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, our securities may not meet the requirements for a quotation on the OTC Bulletin Board. Accordingly, we cannot assure you that we will succeed in these efforts and, even if we are successful, an active trading market in our securities may not develop. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss of some or all of your investment.

The market prices of the securities of Internet companies have been volatile, and have been known to decline rapidly. Broad market and industry conditions and trends may cause fluctuations in the market price of our securities, regardless of our actual operating performance. Additional factors that could cause fluctuation in the price of our shares include, among other things:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by us or by any securities analysts who may cover our shares;
- conditions or trends affecting our merchants or other providers;
- changes in the market valuations of other online commerce companies;
- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
- announcements concerning the commencement, progress or resolution of investigations or regulatory scrutiny of our operations or lawsuits filed or other claims alleged against us;
- capital commitments;
- introduction of new products and service offerings by us or our competitors;
- entry of new competitors into our market; and
- additions or departures of key personnel.

In the past, securities class action litigation have often been brought against companies following periods of volatility in the market prices of their securities. Such litigation could result in significant costs and divert management attention and resources, which could seriously harm our business and operating results.

We may not be able to attract the attention of major brokerage firms, which could have a material adverse impact on the market value of our common stock.

Security analysts of major brokerage firms may not provide coverage of our common stock since there is no incentive to brokerage firms to recommend the purchase of our common stock. The absence of such coverage limits the likelihood that an active market will develop for our common stock. It also will likely make it more difficult to attract new investors at times when we require additional capital.

Purchasers of the shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of such shares..

Purchasers of the shares common stock offered hereby will incur an immediate substantial dilution of $0.22 per share, in terms of book value, from the public offering price of $0.25 per share, assuming that all offered shares are sold.

The availability for sale of shares of our common stock held by our existing shareholders after this offering could adversely affect the market price of our common stock.

Of the maximum of 49,902,053 shares of common stock to be outstanding if all the shares offered are sold in this offering, 29,902,053 shares were issued to our existing shareholders in private transactions, in reliance upon exemptions from registration under the Securities Act and are, therefore, "restricted securities" under the Securities Act, which may not be sold publicly unless the shares are registered under the Securities Act or are sold under Rules 144 or 144A of the Securities Act after expiration of applicable holding periods. Sales of substantial amounts of our outstanding shares could adversely affect prevailing market prices of our common stock and our ability to raise additional capital occurring at a time when it would be advantageous for us to sell securities.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock and we currently intend to retain any future earnings to fund the development and growth of our business. Accordingly, investors must rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our securities.

Our common stock is considered a ''penny stock'' and may be difficult to sell.

The Securities and Exchange Commission has adopted regulations which generally define a ''penny stock'' to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Even if our stockholders approve the proposal to give the Board the authority to effect a reverse stock split, the market price of our common stock, if a market develops, may be less than $5.00 per share and therefore it may be designated as a ''penny stock'' according to the Commission rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

It may be difficult for a third party to acquire us, and this could depress our stock price.

Delaware corporate law contains provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. For example:

- Without prior shareholder approval, our board of directors has the authority to issue one or more classes of preferred stock with rights senior to those of common stock and to determine the rights, privileges and inference of that preferred stock.

- There is no cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

The offering price of the shares offered hereby, as well as the other terms and conditions of this offering have been arbitrarily determined by us.

There is no trading market for our shares. As a result, the offering price of the shares offered hereby, and the other terms and conditions of this offering, have been arbitrarily determined by us and do not necessarily bear any relationship to assets, book value, or any other objective criteria of value. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

Dilution

As of March 31, 2006, we had a net pro forma net tangible book value of $(1,029,230), or approximately $(0.03), per share of our common stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after March 31, 2006, other than to give effect to our receipt by of the net proceeds from the sale of all the shares offered by hereby at an assumed initial public offering price of $0.25, per share and without deducting estimated offering expenses, our pro forma net tangible book value as of March 31, 2006 would have been $3,970,770, or $0.08 per share. This represents an immediate increase in net tangible book value of $0.11 per share to existing stockholders and an immediate dilution in net tangible book value of $0.22 per share to purchasers of the shares offered hereby. Investors participating in this offering will incur immediate, substantial dilution.

This is illustrated in the following table:

Assumed initial public offering price per share	$ 0.25
Pro forma net tangible book value per share as of March 31, 2006	$(0.03)
Increase per share attributable to new investors	$ 0.11
Dilution per share to new investors	$ 0.22

PLAN OF DISTRIBUTION

We plan to offer on, a "best efforts, no minimum" basis, up to 20,000,000 shares of our common stock at a price of $0.25 per share through our officers and sole director. Accordingly, this offering is not contingent on a minimum number of shares to be sold and is on a first-come, first-served basis. Subscriptions are irrevocable. The offering will begin on the date of this offering circular and will continue until the earlier of our sale of all of the shares offered hereby and/or such date as we may terminate the offering, but in no event later than one year from the date hereof. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for commissions or expenses.

We, and our officers and sole director, will attempt to place the shares offered herein at a price of $0.50 per share. In that event, no commissions will be paid. We may, however, retain various broker/dealers to act as agents to sell shares. A commission of up to 10% will be paid for each sale made by a broker dealer. However, we currently have no agreement or arrangement to offer our shares through any third party.

None of our officers or other members of management is, or was, employed by or otherwise associated with, a registered broker or dealer. The officers engaged in the sale of the securities will receive no commission from the sale of the securities nor will they register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 (the "Exchange Act") in reliance upon Rule 3(a)4-1. Rule 3(a)4-

1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. Our officers and directors satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,

2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

3. None of such persons is, at the time of his participation, an associated person of a broker-dealer; and

4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

USE OF PROCEEDS

Total offering proceeds[1]	$5,000,000
Less: Estimated offering expenses	50,000
Net Offering Proceeds	4,950,000
Uses of net offering proceeds	
Repayment of offering expenses loaned by Ronny Yakov[2]	50,000
Completion of product development	500,000
Advertising and marketing	2,165,000
Systems maintenance	500,000
Acquisitions	1,000,000
General working capital	735,000
Total net offering proceeds	$4,950,000

1 Assumes the sale of all shares offered hereby.

2 Includes up to $50,000 advanced by and reimbursable to Ronny Yakov, our chief executive officer and principal stockholder which $50,000 has been advanced through March 31, 2006 for services to defray the expenses of this offering. There is anticipated that up to an additional $50,000 may need to be advanced by Mr. Yakov for services and to defray any unanticipated additional expenses during the offering period. This additional amount, if advanced, will need to be reimbursed to Mr. Yakov, but is not reflected in, and will not be reimbursed from, the Use of Proceeds of this offering

3 As part of our business strategy, we intend to acquire complementary businesses that have an established history of profitability or which we believe will be profitable within two quarters after being acquired by us. Our management believes that we can achieve profitability if, in addition to generating revenues based on sales of our software products, we also acquire complementary businesses that have an established history of profitability or which we believe will be profitable within two quarters after being acquired by us.

Assuming we sell all of the shares offered hereby, we estimate that the net proceeds from this offering will be sufficient to satisfy our cash requirements for the next 24 months. If less than the maximum proceeds are received, we currently intend to apply the net proceeds, proportionately, substantially in accordance with Use of Proceed above and the Pro-Forma 24-month Cash Outflow Statement attached hereto as Exhibit 15.1, with product development and working capital (other than the salary of Mr. Yakov) receiving priority, and we will need to seek additional financing. We reserve the right to vary the uses of the net proceeds set forth in the table according to the actual amount raised and the timing thereof. Pending application of the net proceeds, such funds will be deposited in a money market deposit account or in short-term interest bearing securities.

DESCRIPTION OF BUSINESS

We are an e-commerce service provider presently engaged in the development of software products and other services designed to help businesses sell products over the internet without committing significant resources. We are currently developing two software products: ShopFast Direct Shopping Database™ ("ShopFast DSD"), and ShopFast Profit Center™ ("ShopFast PC"). Each of these software products enables the user of the software to create an internet website from which such user can sell products located on a database maintained by us (the "OLB Database"). The basic functionality of these products are based, in large part, on the Company's original product (also named ShopFast DSD), originally launched in 2000. In the following discussion, "client" means the person who purchases and uses either ShopFast DSD or ShopFast PC.

Our OLB Database is expected, as additional supplier agreements are entered into, to contain a "virtual inventory" of over three million products, including computer and office supplies, electronic products, sports apparel, compact discs, books, fine Belgian chocolates, flowers, cosmetics, beauty products, and fragrances. We characterize as "virtual" the inventory of the products contained on our OLB Database because such products will be supplied directly by third-party suppliers, not us. In the following discussion, "supplier" means the person who provides the products ordered from the OLB Database. We do not own the products found on our OLB Database, and we do not carry any inventories of such items. We do not have a warehouse or any warehouse employees. We will depend on suppliers to fulfill the orders for any products purchased from the OLB Database. Although our virtual inventory will consist of millions of items, we will be dependent on a limited number of suppliers. That is so because there are only a limited number of suppliers who have such large selections of products in their inventory ready for shipment promptly upon receipt of an order.

We have entered into a Fulfillment Distribution Agreement, dated January 19, 2006, with Baker & Taylor Fulfillment, Inc. Pursuant to such agreement, Baker & Taylor Fulfillment, Inc. has agreed to supply us with products including books, calendars, spoken word audio products, pre-recorded video products in VHS and DVD formats, pc games and software, video console games, video console game hardware, video console game accessories, music audio products and accessory products. The term of the agreement is one year. During the term, we are obligated to order from Baker & Taylor Fulfillment, Inc. all orders that we receive for such products. For all the terms and conditions of this agreement, reference is made to such agreement annexed hereto as Exhibit 10.4. We have not yet entered into any agreements with any other suppliers.

As further discussed below, ShopFast DSD enables our client to create a customized website, pursuant to any of our client's specifications, for the sale of products from the OLB Database. We will work together with our client to customize such website to include our client's logos, desired design layout, and any other desired features. ShopFast PC enables our client to create, on its own, a standard website pre-designed by us for the sale of products from the OLB Database. Our client may choose from a selection of our pre-designed logos, design layouts, and color schemes for the website. Further, our client may personalize certain of the information on the website, by adding the client's name, slogan, and other information about the client. In the following discussion, "Internet Storefront" means the website that is created for our client by either ShopFast DSD or ShopFast PC for the sale of products from our OLB Database.

As an additional service provided to our clients, we will host the Internet Storefronts. This means that the website will be placed on our server, which is simply a computer connected to the internet for the purpose of serving up web sites which people can access from the internet. We will provide an internet address for the Internet Storefront, which can be personalized by the client. For example, if the client's company name is "Rick's Books", then the internet address can be personalized as http://rickbooks.shopfast.com.

With either software program, once our client's Internet Storefront is established, our client can sell the products contained on our OLB Database to visitors to the Internet Storefront. In the following discussion, "client's customer" means the person who purchases products from our client's Internet Storefront. As further discussed below, our clients will earn a commission on sales made from their Internet Storefronts, and we will retain any remaining profits. In addition, both ShopFast DSD and ShopFast PC enable the client to create various reports summarizing information such as sales, profits, and number of visitors to the Internet Storefront.

As additional services to our clients, we will process the orders made on the Internet Storefronts. A typical order will be processed as follows: The client's customer will place the order on the Internet Storefront and pay for it by providing his or her credit card information on the Internet Storefront. Upon the placement of an order, we will automatically receive a copy of the order electronically, and the funds from the credit card payment will be paid from the credit card company directly to us. We will then purchase the ordered products from the appropriate suppliers and arrange for them to be delivered directly by the supplier to the client's customer. We will also send an e-mail to the client's customer confirming that the order has been placed and providing the approximate date that the order will be shipped. The supplier will thereafter provide us an invoice for the products purchased, which we will pay in accordance with its terms. We will also pay to our client a commission on the products sold, which commission will be paid once a month with respect to all products sold by such client during the preceding month. Any remaining profits will be retained by us.

We intend to generate revenues from the following sources:

(1) sales of ShopFast DSD and ShopFast PC software to our clients;

(2) sales of the related services we provide to our clients, including maintenance of the OLB Database and processing of orders made on our clients' websites for products from the OLB Database; and

(3) profits from sales of the products from the OLB Databases remaining after we pay commissions to the client.

We believe our business model is unique. The options generally available to our prospective clients at this time involve a large up-front investment, a lengthy development cycle, and recurring maintenance and update costs. We plan to provide a cost effective and efficient alternative to our clients. Clients who purchase and use our ShopFast DSD and ShopFast PC will not have to invest in hardware, software or staffing beyond that which is normally required for access to the internet and the web. The equipment and services required includes, an internet ready computer equipped with an operating system that fully supports Internet Explorer Version 5.0 or higher, an internet service provider with high speed service (although dial-up, while slower will operate) and a printer. Instead, other than the basic equipment listed above, they will be able to access our existing resources and will be able to use ShopFast DSD or ShopFast PC, as case may be, without having to purchase additional software or hardware. Instead, they will be able to access our existing resources. We believe our software and services will offer the quickest and most direct way for any business or individual to begin selling products over the Internet. Moreover, we believe our business model will enables us to grow with our clients and at the same time avoid all the costs of advertising to the Client's Customers. We have no need to brand our name for the Client's Customers, as we remain invisible to them.

Our History

We were incorporated originally in the State of New York on January 15, 1993, under the name "Interactive Colors, Inc." Our Company name was changed on April 23, 1993 to ColorBank Digital Sources, Inc. and, on April 1, 1999, to Colorbank Esources, Inc. Thereafter, on August 16, 1999 the Company name was changed to OLB.com (on-line business), Inc., and to The OLB Group, Inc., a Delaware corporation, on January 7, 2005. In 1999, we also began to use ShopFast as an additional marketing name when we acquired the right to the Domain Name ShopFast DVD. The Company's frequent name changes were intended to enhance the perception of the Company's then business.

From 1993 until 1996, we engaged only in digital media services, including computer design, retouching, scanning, typesetting, digital photography digital printing and similar services.

In 1996, the Company began providing services related to the creation of websites for the sale of products over the internet, generally known as e-commerce sites. On behalf of our client Playboy Enterprises Catalog Division, we created and hosted two e-commerce sites, Critics Choice Video and Collectors Choice Music. Since then, we have developed a number of other e-commerce websites used by businesses to sell a variety of products, including sporting goods, chocolates and cosmetics

In 2001, we ceased such business operations because advances in computer technology had made our services obsolete.

From 1997 to 1999, we continued to do digital media services and commenced the development of internet products for our then current customer base, as well as custom made software and database development and conducted our first round of financing for the Series A Preferred Stock.

In 1997, we developed DigiProof in partnership with Doremus, an advertising agency. Digiproof is a software product intended for use by Doremus for the purposes of obtaining from its customers instant approval for advertisements as they are prepared for publication and to archive the digital content on line in a searchable format. We own the intellectual property rights to DigiProof.

In 1999, we began developing the OLB Database and the software product now known as ShopFast DSD, from which our current software products have evolved. In 1999, we decided to discontinue the Media Service portion of our business, primarily due to changes in the business environment for such services, due to technical improvements to the capabilities of computers and software programs that, in the view of management, threatened a potential rapid decline in the need for the Company's then Media services, and to devote our energies primarily to the e-commerce business.

In 2000, we completed the original version of the software "ShopFast DSD" and completed our second round of financing for the Series B Preferred Stock. In this period we launched several large corporate sites to service their e-commerce needs, while continuing to wind down our Media services business.

In 2001, we downsized the Company due to difficulties in raising additional capital and dissolved the remaining Media services business, selling off the hard assets used to service the Media services in order to maintain the existence of the Company. During such period all development activities of the companies software were put on hold.

In conducting our business operation prior to January 1, 2002, we incurred unpaid liabilities of approximately $560,000, which represent mainly unpaid professional and consulting services for operations that were discontinued. These expenses were not paid as the associated operations did not produce sufficient cash flow for such payment. The Company notified each of the vendors of its inability to pay for the incurred services, at which time each of the vendor's accepted the Company's explanation and have not pursued further collection efforts. These expenses arose primarily in connection with our former Media Services business and included vendors of printing services, software consultants and the professional services of accountants and attorneys. Management is not aware of any attempts in the last two fiscal years to collect any of such prior debts..

In 2002, the Company merged with MetaSource Group, Inc., a Nevada corporation ("MSGR"), based on representations of available funding to resume development of the Company's software and potential business and development opportunities from a subsidiary of MSGR that engaged in business in China.

In 2003, the Company still was in limited operations, as MSGR encountered financial difficulties and was in default under certain covenants of the Merger Agreement. During this year the Company began to negotiate the reversal of the merger. At this time the Company revised its business plan for the future, post reversal of the merger, business of the Company

In 2004, the Company successfully completed a reversal of the merger with MSGR, and commenced, on a self funded basis, to develop changes to the original "ShopFast DSD" software, that form the basis of the new ShopFast DSD and ShopFast PC.

On January 7, 2005, we changed our state of incorporation from New York to Delaware. Such reincorporation was accomplished by our merger with and into The OLB Group, Inc., a Delaware corporation we formed on November 18, 2004 for the purpose of accomplishing such reincorporation.

During 2005 and 2006, we have continued to develop the new software and to establish the necessary operational environment for the software to function.

Our Industry

We are an e-commerce service provider, intending to launch our ShopFast PC software before the end of our third quarter and our ShopFast DSD shortly thereafter. An e-commerce service provider enables a business desiring to sell goods and services on the internet, also known as an e-commerce seller, to utilize the service provider's established e-commerce resources and support services, thus creating economies of scale and cost efficiencies throughout the entire e-commerce process.

We believe that our business strategy offers the following advantages over traditional e-commerce:

- Flexibility to add new resellers to our existing scaleable e-commerce platform and resources: Our e-commerce platform consists of the hardware and software needed to operate our e-commerce services. A reseller can be added to our e-commerce platform and infrastructure by the installation of ShopFast PC or ShopFast DSD on the reseller's computer.
- Utilization of a core technology platform across multiple markets: Internet Storefronts can be customized to be targeted to specific markets, without requiring the use of additional software or hardware other that required, and previously described, in order for the reseller to access the internet.
- Distributing the cost of establishing supplier relationships over large numbers of clients.
- Aggregating supplier purchases to achieve volume discounts: Orders received for a particular product from the various Internet Storefronts established by our clients are automatically aggregated by our software programs. This will enable us to purchase from suppliers enough quantities of particular products to be entitled to volume discounts from the suppliers.
- Aggregation of customer data from all Internet Storefront to generate targeted marketing programs; and
- Provision of a complete set of resources and services which will create strategic relationships with resellers as we become integral to their continued success.

Products and Markets

ShopFast DSD. ShopFast DSD is being re-developed as a group of related software programs, packaged together as a software suite. Such software suite is designed to allow our clients to sell products from our OLB Database on any existing websites they may already have or to create a new website for such purpose, pursuant to the client's specifications. Our ShopFast DSD package includes ShopFast Cashier™ software, a real-time on-line ordering system that will permit on-line shoppers to pay for merchandise over the internet by credit card. Transaction security will be provided by using advanced encryption protocols on secure servers with firewall protection, and ShopFast Tracker™ software, a database management tool that will permit our clients to monitor, in real-time, the sales performance of each product sold on the site. Both ShopFast Cashier™ and ShopFast Tracker™ have been developed to operate as modular systems that can incorporate new technologies.

We expect to be able to provide ShopFast DSD software and services to our clients at minimum cost. Such services include the following: creation of the website pursuant to the client's specifications; hosting of the website on our server; processing of the orders placed on the website and arranging for suppliers to fulfill such orders, responding to inquiries of the clients' customers; and sales reporting. We will charge nominal fees for licensing and installation of the software and hosting. The price for the ShopFast DSD software, the fees for our additional services, and the commission to be paid will be negotiated with each client. At this time, management believes that the up-front fee for set-up will range from a minimum of $5,000 to $50,000, with a small monthly fee, per client customer, of between $1 and $9, depending on the number of client customers projected. We have not yet prepared a form of a standard agreement setting forth the general terms and conditions pursuant to which we will offer ShopFast DSD to our clients.

We also intend to provide design and development services for those clients seeking a higher level of website customization. Such services will be charged for on an hourly or per-project basis, the specific amount of which will be negotiated with each client, but are not expected, in most instances, to exceed the anticipated maximum up-front set up fee of $50,000 referred to above

Management believes that prospective clients for ShopFast DSD include traditional marketing companies, such as cataloguers, retailers, wholesalers and manufacturers, as well as other companies having highly trafficked non-shopping websites desiring to offer products from our OLB Database for sale on their existing website.

Many highly trafficked websites do not have a site specific e-commerce functionality and often simply link visitors to a larger third party shopping site in return for a one-time referral fee or a small percentage of sales. The most widely known example of this structure is the fee paid by Amazon.com for on-line referrals. We believe that such non-shopping websites will be able to utilize ShopFast DSD to create a seamless e-commerce functionality that provides customized product content for their visitors in a format that retains the traffic on their site. Using ShopFast DSD, an e-commerce website can be customized to the unique look and feel of the client's website and be designed and fully functional, under most circumstances presently envisioned by management, in less than two weeks, for a fraction of the cost for a client to establish its own e-commerce resources.

Management envisions that potential highly trafficked websites, which may consider using ShopFast DSD might include on-line trading sites, such as E-trade, commercial bank sites, who often desire to offer products to their customers, as well as, radio and television station sites, which may desire to sell musical CD's or other media to be available from our OLB Database. Corporate intranets, which are websites to which access is restricted to certain members having an identification code and password, may also desire to sell various products from our OLB Database specifically targeted to their members.

We believe that the ShopFast DSD is best suited for middle-market direct marketing companies, retailers, wholesalers, and marketers with sales from $10 million to $100 million. These companies typically have: (1) a proven mail order and inventory management capability, (2) branded products or brand identity, (3) a large variety of products, and (4) a majority of their inventory in-house ready to ship.

We believe that the major advantages to clients of ShopFast DSD will be:

- minimal upfront costs;
- access to a comprehensive source of product content that they may customize based on the particular interests of their visitors;
- the user remains at the destination site while viewing and ordering the products;
- complete outsourced e-commerce functionality that offers competitive prices and convenient delivery of products and services;
- recurring revenues from product sales as the transactions occur at their own web site, not through a one-time link to another web site; and
- all consumer data easily accessible and saved with strict regard to privacy and confidentiality.

ShopFast PC. ShopFast PC (which is also based, in part, upon the original ShopFast DSD) will enable our client to create a website from which the client can sell products from our OLB Database. ShopFast PC enables a client to create on its own a standard website pre-designed by us, without having to utilize our website design services. Once the website is created, our client can sell the products contained on our OLB Database, and we will arrange for the products to be purchased from the appropriate suppliers and delivered directly to the purchasers of the products.

ShopFast PC is a software package containing a software CD providing a connection to our OLB Data base, and three or four instructional books and a Video/DVD, together containing a thorough step by step presentation that teaches purchasers the basic information on how to launch an online retail business and to utilize the software. Resellers will be able to generate a range of optional reports and services that include: orders, sales, hits, product promotions, search modules, e-mail promotions and customer service as well as price comparisons with other sites. The monthly service fee will vary based upon the number of these services utilized by the Reseller.

We propose to market ShopFast PC to two types of clients: (1) at-home resellers, who are persons seeking to earn income working from their homes; and (2) home shoppers, who are individuals who prefer to purchase merchandise from their homes. We believe that this product will enable at-home resellers to sell goods from a selection of over three million items found on our OLB Database, via the web or telephone, and offers home shoppers a wider selection of merchandise, with ease of use and navigation; all without requiring sophisticated computer or Internet knowledge.

Typically, they will be second income providers (spouses), unemployed individuals or lower income individuals looking to supplement their primary income source. We believe this software product will enable an at-home reseller to sell goods from a future selection of over two million items, via the web or telephone. This ease of installation and usage is essential for at-home resellers having limited computer and software experience.

We define at "home shoppers" as individuals who prefer to make their purchases from their homes. Today, these customers typically use either traditional catalogs (Sears, JC Penney, etc.) or home shopping TV networks for their purchases. We believe that ShopFast PC will offer these consumers a significantly wider selection of merchandise, with ease of use and navigation; all without requiring sophisticated computer or Internet knowledge.

With ShopFast PC, a reseller will be able to build:

- a retail website within a brief period of time, with the reseller's unique name, appearance and personal style;
- to add or remove individual products and categories; and
- make real time marketing decisions online and have real time access to sales reporting.

We are completing development of ShopFast PC and plan to market it via television infomercials, cable television networks and over opt-in emails for downloadable software to:

- at-home resellers; and
- home shoppers.

The purchase price of the ShopFast PC software is expected to be between $19.95 and $59.95. The price will be set as the product is introduced and may increase or decrease in the future depending on, among other things, the reception of the product, improvements to the product and any competing products that may be introduced into the market place in the future. The continuing services we provide, including maintenance of our OLB Database and the processing of orders placed for products from our OLB

Database, will be made available for an additional monthly fee, ranging from a minimum of $9.95 to up to $49.95, depending on the level of services requested by the client, which fee might also be adjusted in the future based on marketplace conditions for such services. The commission that we will pay to a client using ShopFast PC will be equal to a percentage of the gross revenues generated by such client with respect to each type of product. The specific amount of such percentage, depending on the type of product sold, can range from 2.5% to 60%.. We have not yet prepared a form of a standard agreement setting forth the general terms and conditions pursuant to which we will offer ShopFast PC to our clients. The Agreement, will be developed to reflect the general terms and conditions for e-commerce internet sites as generally utilized at the time ShopFast PC is marketed, as well as terms specific terms to the operation of the ShopFast PC economic model as finally implemented, including pricing.

Competition

We will compete with a variety of other companies, including traditional stores, non-traditional retailers, such as television retailers and mail order catalogues, and other online retailers. Our competition will include Internet Treasure Chest, vStore, and Monster Commerce as well as large online retailers, such as Amazon, Yahoo, ebay and half.com. Our principal competitor in the e-commerce service provider space is Internet Treasure Chest, which markets its services primarily through infomercials. Internet Treasure Chest, a privately held company, generated revenue in the range of $40 to $50 million during the 2001-2004 period and has a customer data base of approximately 240,000. Such estimates are based solely on information that we have received from suppliers and other businesses having business dealings with Internet Treasure Chest, and no assurance can be given that such estimates are accurate.

We believe that the principal competitive factors in our market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of site content, reliability and speed of fulfillment. Many of our current and potential competitors, including those mentioned in the preceding paragraph, have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us.

We believe that our products will offer the following competitive advantages to clients:

- Flexibility. Our flexible platform will allow for more customized solutions for clients.
- Categories. We will provide financial service companies with direct debit capability for their customers.
- Operating cost. Low cost resources, no warehouse, all fulfillment and customer service are outsourced
- Experience. We have processed over 250,000 e-commerce orders for resellers in the past, during the period during which we marketed our original ShopFast DSD Software.
-

See "Risk Factors--We are subject to significant competition and may be unable to keep up with the technology and pricing of our competition," for a more detailed discussion of the competitive factors to which we are subject.

E-Commerce Resources

We have obtained the domain name http://www.shopfast.com ("shopfast.com") as well as http://www.shopfast.net ("shopfast.net") and have completed the construction of our e-commerce website. Shopfast.com will be used to market and sell ShopFast PC software and services to our clients. Shopfast.net will used to establish our clients' Internet Storehouses from which the products on the OLB Database will be sold to our clients' customers through the resellers individual Internet Storefronts.

We will open access to these websites when our products are first marketed. We will use Broadview Network to initially host our site, and we believe that the capacity currently contracted for will enable our e-commerce site to provide enough capacity to market a modest selection of products and facilitate online transactions. As the Company enters into additional supplier agreements for additional products and/or experiences rapid growth in its number of resellers and/or the volume of transactions conducted, the services required from Broadview will need to be increased. Our contract with Broadview can be cancelled or upgraded at any time. We anticipate that we will use software that is dependent on operating systems, database and server software developed and produced by and licensed by third parties. As with most web host companies, Broadview uses proprietary and third party software installed on their systems which indirectly supports most, if not all, of the web sites found on the web today including ours.

We also have obtained the domain name http://www.olb.com, which will be utilized to provide information about the Company as well as information about its products and services. This site will not be utilized for sales of software and or product, but it is anticipated that links to such sites, when appropriate, will be provided.

The Company still maintains ownership of the domain name http://www.colorbank.com, which was utilized in connection with its prior business operations. The Company has no present plans for the utilization of this domain name.

Government Regulation

See "Risk Factors-- *Government regulation and legal uncertainties may damage our business,*" for a discussion of governmental laws and regulations applicable to us.

Research and Development

During each of our 2003 and 2004 fiscal years we did not incur any expenses in developing our products, because there were no funds available for such purposes. During fiscal 2005, we expended approximately $52,545 related to short-term preparations for implementation of the ShopFast DSD and ShopFast PC Software. During the three month period ended March 31, 2006 we expended $32,332 for software development. In January 2006, we out-sourced our software development to six freelance software developers, some of which are operating in India, for economic reasons. Since fiscal year 2001, when the Company downsized because of an inability to raise additional capital, it has not had the funds available to consistently pursue the further development (and re-development) of its software.

Software Development History.

ShopFast DSD, is based in large part on the original ShopFast DSD originally introduced by the Company in year 2000. The major changes implemented in the product integrates the cutting edge technologies and operating systems now available, replacing the slower more cumbersome technologies and operating systems then available (such as Unix, Pearl and Proc). These improvements allow the development of a website with the new software in less than an hour, compared to what would have required a week to implement utilizing the original software.

ShopFast PC, while based on the concepts of the original ShopFast PC is an entirely new product design, for a different market, with different capabilities.

Software Components Requiring Completion; Projected completion

The primary components of the ShopFast PC software that still need additional development are the various marketing reports and marketing tools (which tools must also then be tested for quality assurance) that will be available, upon completion, to our ShopFast PC resellers, for an additional monthly fee in addition to the minimum monthly fee amount.

It is anticipated that the incomplete components will be prior to the end of fiscal 2006, at which time it will be ready for marketing.

The primary development of the ShopFast DSD software is complete, but it still must be subjected to extensive quality assurance testing to assure full functionality.

It is anticipated that the testing of ShopFast DSD will be completed, and the product ready for marketing, by the end of fiscal 2006. However, it will not be introduced into the marketplace for a period of 3-6 months following the introduction of ShopFast PC, to allow the Company to concentrate its marketing efforts on that product first.

Employees

We have no full time employees; we currently have twelve part time employees, all of whom are outsourced as contractors to the company. We have no employment contracts, other than with Ronny Yakov, our chief executive officer. Our employees are not affiliated with a union or affected by labor contracts. We also engage consultants from time to time on an independent contractor basis.

Property

We currently share office space at 1120 Avenue of the Americas, New York, NY and anticipate that the office will be sufficient for the next 24 months. We pay monthly rent which varies based upon the time we physically utilize the office space and the cost of the office services consumed. During the past 12 months we have paid a high of $2,100 per month and a low of $135 per month. We have the right to expand or minimize our use of the lease space in accordance with our needs.

PLAN OF OPERATION

Our plan of operation is to complete the final software component of our ShopFast PC product by the end of fiscal 2006, to produce a 30 minute infomercial to promote this product, as well as short form two minute commercials after completing the longer infomercial. We intend to run the advertisements for an period of time and to use focus groups to determine the prices at which we can obtain the highest level of reseller orders and then to launch a full scale media campaign. If the ratio of media spending to product orders is at least $1.50 return in orders on $1.00 spent on advertising, we would continue such advertising. Otherwise, we would consider alternatives to the advertising methods tried. After adjustments to the marketing plan and getting a satisfactory return rate on the media expenditures, we intend to launch a nationwide television distribution campaign.

Over the next twelve months, we do not expect to purchase or sell any significant equipment. We are currently redesigning ShopFast PC so that the Internet Storefront can be created by a client having limited computer expertise without our assistance. In previous versions of ShopFast DSD, the Internet Storefront would have been created by an administrator employed by us. We are redesigning ShopFast PC so that the client can create the Internet Storefront on the client's own, in the following five steps:

Step 1: Choose the categories of items to be sold on the store.

Step 2: Design the store by choosing layouts, fonts, colors and a logo.

Step 3: Personalize the store by adding descriptive text

Step 4: Account information to facilitate payments for the store subscription as well as payment of commissions

Step 5: Final store confirmation and immediate store generation.

If we successfully test our ShopFast PC product, we are planning to develop or acquire additional products to complement our e-commerce products. We anticipate that we will also need to make expenditures in the following areas: to expand our existing ecommerce platform and replace some of the existing hardware and servers to service the volume of transactions we anticipate and to add more marketing and administrative personnel, although our initial plan is outsource significant services to a third party providers.

We are currently in the quality assurance testing phase for our re-developed ShopFast DSD software, which is based on a different design platform than the prior versions, allowing it to operate faster and under all computer operating systems that can fully support Internet Explorer 5.0 or higher. ShopFast DSD will have be a customized product to the needs of the particular clients. The immediately prior paragraph is also applicable to the successful testing of our re-developed ShopFast DSD product.

As noted under "Use of Proceeds," in our opinion, if we sell all of the shares offered hereby, the net proceeds from this offering will satisfy our cash requirements for the next 24 months. To the extent we sell less than of all of the shares, the net proceeds will be applied to the uses set forth in the table under "Use of Proceeds" in the order set forth in the table and it may be necessary to raise additional funds. Alternatively, we would consider partnering with a third party to finance the advertising and marketing of our products and with whom we would share revenues.. **We may receive no or only nominal proceeds in this offering and, such level of proceeds would significantly restrict our operation and would have a substantial adverse effect on us and investors in this offering.** To the extent we are required to raise additional capital, we cannot anticipate the exact amount that we will require.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our Bylaws provide that the number of directors shall be determined by the Board. We currently have one director.

Our directors and executive officers are:

Name	Age	Positions Held
Ronny Yakov	47	Chairman, Chief Executive Officer and Director
Philip DeFina	43	Secretary
Ori Klein	36	Chief Technology Officer

Ronny Yakov founded OLB.com, our predecessor in 1993, and has served as our Chief Executive Officer and as a director from inception until the present He has been the sole director since 2003. During the period that the Company was subject to the Merger Agreement with MetaSource Group, Inc. (2002-2004), Mr. Yakov served as an officer and director of only the Company (an operating subsidiary) and was never an officer or a director of MSGR. OLB.com grew in sales from approximately $200,000 in 1993 to approximately $3.2 million in 1997. Mr. Yakov has over 20 years of experience in the graphic arts industry. Prior to founding OLB.com, Mr. Yakov owned design and production studios in Israel.

Philip DeFina, our secretary, served us and our predecessor (OLB.com, Inc.) Has served as Secretary of the Company since December 2005. Prior thereto, from November 1998 until February 2002, he was our Chief Operating Officer and was responsible for managing our internet and sales operations. From February 1995 to November 1998, Mr. DeFina was Vice President of Sales and his responsibilities included production planning, creative design projects, marketing presentations, strategic planning and new business development for such clients as Reebok, Models, AT&T and Scholastic. Additionally, from

March 2002 to present, , Mr. DeFina has served as Chief Information officer for Safety Software Ltd. From 1986 to 1995, he served as Vice President of Sales and Marketing for Image Technologies, Inc.

Ori Klein has served as our Chief Technology Officer since September 2004. He worked in the computer consulting, technology and design fields for over 15 years. Additionally, since their inception in 1998, Mr. Klein has served as President of Locust Systems Design, Inc. and Locust Systems LLC, and has served as a director of Locust Systems Design, Inc. At Locust Systems, Mr. Klein is responsible for recruiting new customers and managing all the technical processes involved in operating its ecommerce sites and engaging in ecommerce transactions. During his employment with Locust Systems, Mr. Klein transformed Locust Systems into a leader in the boutique corporate services market. Prior to joining Locust in 1998, he served as Chief Technology Officer for Etravnet.com (formerly Global Travel Networks), the largest franchised travel agency in the world.

Mr. Yakov will serve as a director until our next annual meeting of stockholders or until a successor is elected who accepts the position. There are no family relationships among our officers and director. Other than Mr. Yakov, there are no employees who are expected to make a significant contribution to our corporation. None of our officers or director, and no promoter or significant employee of us has been involved in legal proceedings that would be material to an evaluation of our management.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table set forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the year ended December 31, 2005

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
Ronny Yakov	Chief Executive Officer	$250,000*
All officers and directors as a group (4 persons)		$250,000

* Accrued but not paid

In February 2004, we entered into an employment agreement with Ronny Yakov, our founder, Chairman, and Chief Executive Officer, that expires on February 28, 2009. The agreement provides for an annual salary of $250,000 plus fringe benefits and an incentive bonus of $75,000 based on achievement of certain performance targets. The agreement also includes a covenant not to compete for a period of one year after employment ceases.

Other than the options granted to Ronny Yakov, no stock options are issued and outstanding. We have not issued any stock options under any of our stock option or equity compensation plans for the benefit of our employees, officers or directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following tables set forth the ownership, as of June 20, 2006 of our common stock (a) each shareholder who owns more than 10% of our common stock, including shares subject to outstanding warrants and options, (b) our officers and directors, and (c) all officers and directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. As of June 20, 2006, 29,902,053 shares of our common stock were outstanding.

The address of each person listed below is care of The OLB Group, Inc. 1120 Avenue of the Americas, Fourth Floor, New York, NY 10036.

Name and Address of Owner	Amount Owned	Percent of Class
Ronny Yakov	19,804,392(1)	66.23%
Philip DeFina	1,000,090 .	3.34%
Ori Klein	105,090(2)	0.35%
All officers and directors as group (3) persons	20,836,096 .	69.93%

1. Ronny Yakov is entitled to 20,000 shares of common stock on March 1 of each year commencing March 1, 2004 until and including March 1, 2009. The exercise price of each option is $0.70 per share. The options become exercisable in increments of one-third each March 1st. Ronny Yakov is holding warrants to purchase 425,714 shares of common stock at $0.20 per share. The options expire November 18, 2007.
2. The Shares listed for Ori Klein are issued in the name of Locust Systems LLC., a limited liability company founded by Mr. Klein and of which he is the President.

The following table sets forth information as to options, warrants or rights to purchase shares of our common by each of the individuals and referred to in the above table:

Name of Owner	Title and Amount of Securities Called for by Options, Warrants or Rights	Exercise Date	Exercise Price
Ronny Yakov	20,000 shares of common stock	March 1st of each year commencing 2004 through and including 2009.	$0.70 per share
	425,714 Warrants	Expire on Nov. 18, 2007.	$ 0.20 per share
Philip DeFina	0	0	
Ori Klein	0	0	

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In February 2004, we entered into an employment agreement with our founder and Chief Executive Officer and President that expires on February 28, 2009. The agreement provides for an annual salary of $250,000 plus fringe benefits ($1,500 automobile allowance, any benefit plans of the company and 2 weeks paid vacation) and an annual incentive bonus of $75,000 based on achievement of certain performance targets. The agreement also includes a covenant not to compete with the Company for a period of one year after employment ceases.

In December 2004, we issued 1,500,000 shares of common stock to Mr. Yakov in satisfaction of $300,000 of indebtedness owing to Mr. Yakov by our predecessor. The indebtedness was converted to shares of our common stock at the rate of $0.20 per share. The conversion price was arbitrarily determined by us and Mr. Yakov and does not bear any relationship to assets, earnings, book value or other objective criteria of value. In addition, no investment banker, appraiser or other independent third party was consulted concerning the conversion price for the shares or the fairness of the conversion price.

SECURITIES BEING OFFERED

The following description is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the offering statement of which this offering circular is a part.

The share of our common stock offered by this offering circular must meet the requirements of the securities laws in the states in which the proposed purchasers reside. If we fail to meet these qualifications, purchasers may have, among other remedies, a right to rescind the transaction in which they purchased our securities.

Common Stock

General.

We are authorized to issue 200,000,000 shares of common stock, par value $.01 per share. As of June 20, 2006, there were 29,902,053 shares of common stock issued and outstanding.

Voting Rights

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Our founder, principal stockholder, chief executive officer and sole director, Mr. Ronny Yakov, currently, owns approximately 66% of our common stock. Mr. Yakov will have significant influence over all matters requiring approval by our shareholders, but not requiring the approval of the minority shareholders. In addition, Mr. Yakov will be able to elect all of the members of our Board of Directors, allowing him to exercise significant control of our affairs and management. In addition, Mr. Yakov may affect substantially all corporate matters requiring approval by our directors or shareholders by written consent, without a duly noticed and duly held meeting of directors or shareholders.

Dividend Policy.

All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business.

Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. We have never paid dividends and do not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will be used to finance the development and expansion of our business. Future dividends may also be affected by covenants contained in loan or other financing documents we may execute. Therefore, we cannot assure you that any dividends on the common stock will be paid in the future.

Miscellaneous Rights and Provisions.

Holders of our common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity 4after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors has the right, without shareholder approval, to issue preferred shares with rights superior to the rights of the holders of shares of common stock. As a result, preferred shares could be issued quickly and easily, negatively affecting the rights of holders of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Because we may issue up to 50,000,000 shares of preferred stock in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

FINANCIAL STATEMENTS

The OLB Group, Inc.

FINANCIAL STATEMENTS

March 31, 2006 and December 31, 2005

CONTENTS

The OLB Group, Inc.

Balance Sheets

ASSETS

	March 31, 2006 (Unaudited)	December 31, 2005 (Unaudited)
CURRENT ASSETS		
Cash	$ (8,517)	$ 8,422
Petty cash	$ 1,364	$ 500
TOTAL CURRENT ASSETS	$ (7,153)	$ 8,922
OTHER ASSETS		
Internet domain	4,965	4,965
TOTAL ASSETS	$ (2,188)	$ 13,887

The accompanying notes are an integral part of these financial statements.

Balance Sheets (Continued)

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	March 31, 2006 (Unaudited)	December 31, 2005 (Unaudited)
CURRENT LIABILITIES		
Cash overdraft	$ -	$ 0
Accounts payable and Accrued Expenses	951,833	858.264
Notes payable – shareholders	50,000	50,000
Accrued salary – officer	-	-
Loans payable – officer	14,000	14,000
Accrued interest – notes payable	-	-
Other current liabilities	11,209	11,209
Total Current Liabilities	1.027,042	933,473
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.01 par value; 20,000,000 shares authorized, 29,902,053 shares issued and outstanding	299,021	299,021
Additional paid-in capital	8,268,112	8,268,112
Accumulated deficit	(9,596,363)	(9,486,719)
Total Stockholders' Equity (Deficit)	(1,029,230	(919,586)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ (2,188)	$ 13,887

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statements of Operations
(Unaudited)

	For the Three Months Ended March 31,	
	2006 (Unaudited)	2005 (Unaudited)
NET REVENUES	$ -	-
COST OF OPERATIONS	-	-
Gross profit	-	-
OPERATING EXPENSES		
Officer's salary	62,500	62,500
Other selling, general & administrative expenses	46,269	11,938
Total operating expenses	108,769	74,438
(Loss) from operations	(108,769)	(74,438)
OTHER INCOME (EXPENSE)		
Interest expense	(875)	(875)
Total Other Income (Expense)	(875)	(875)
NET LOSS	$ (109,644)	$ (75,313)
BASIC LOSS PER SHARE	$ (0.01)	$ (0.01)
BASIC WEIGHTED AVERAGE SHARES	29,902,053	28,401,963

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statement of Shareholders' Equity (Deficit)

	Common Stock Accumulated		Preferred Stock			
	Shares	Amount	Shares	Amount	Capital	Deficit
Balance at December 31, 2003	11,500,000	$ 115,000	2,879,185	$ 28,792	$ 7,337,088	$ (8,395,283)
Conversion preferred stock September 30, 2004	14,395,923	143,960	(2,879,185)	(28,792)	(115,168)	-
Issuance of common stock for shares of MetaSource common stock September 30, 2004	946,040	9,460	-	-	179,748	-
Issuance of common stock for cash November 18, 2004	60,000	600	-	-	11,400	-
Issuance of common stock to convert debt to Equity December 31, 2004	1,500,000	15,000	-	-	285,000	-
Dividend paid to common shareholders with MetaSource common stock	-	-	-	-	-	(189,208)
Net loss for the 12 months ended December 31, 2004	-	-	-	-	-	(351,634)
Balance at December 31, 2004	28,401,963	284,020	-	-	7,698,068	(8,936,125)
Treasury Stock	(1,000,090)	(10,001)			(490,044)	
Issuance of common Stock for services	464,470	4,645			227,590	
Issuance of common Stock for accounts payable	35,620	356			17,454	
Issuance of common stock for cash	500,000	5,000			80,000	
Issuance of common stock to convert debt to Equity December 31, 2005	500,000	5,000	-	-	245,000	-
Issuance of common stock for Loan Repayment, December 31, 2005	1,000,090	10,001	-	-	490,044	-
Net loss for the 12 months ended, December 31, 2005						(550,594)
Balance at December 31, 2005	29,902,053	$ 299,021	-	-	$ 8,268,112	$ (9,486,719)
Net loss for the 3 months ended, March 31, 2006						(109,644)
Balance at March 31, 2006	29,902,053	$ 299,021	-	-	$ 8,268,112	$ (9,596,363)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
(unaudited)

	For the Three Months Ended March 31,	
	2006 (Unaudited)	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (109,644)	$ (75,313)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	-	-
Increase in accounts payable & Accruals	93,569	74,743
Increase in other current liabilities	-	-
Net cash used in continuing operating activities	(16,075)	(570)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in cash overdraft	16,075	(43)
Increase to loans payable		667
Net cash provided by financing activities	-	$ 624
NET INCREASE IN CASH		54
CASH – BEGINNING OF YEAR	-	-
CASH – END OF PERIOD	$ -	$ 54
CASH PAID FOR:		
Interest	$ -	$ -
Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
March 31, 2006 and December 31, 2005

NOTE 1 - BACKGROUND

The unaudited financial statements have been prepared by The OLB Group, Inc. (the "Company"), pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management; necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2005 included on the Company's Form 10-KSB. The results of the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year ending December 31, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less from the date of purchase to be a cash equivalent.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist of accounts receivable and cash deposits. The Company maintains cash with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. To reduce risk, the Company performs credit evaluations of its customers and maintains reserves for potential credit losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

On March 31, 1999, the Company terminated its status as an S Corporation and became subject to federal and state income taxes thereafter at applicable C Corporation income tax rates.

The Company accounts for income taxes using the assets and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Included in accounts payable and accrued expenses as of March 31, 2006 are liabilities of approximately $560,000, which represents mainly professional and consulting services previously incurred by the Company for operations that were discontinued prior to January 1, 2002. These expenses incurred from the discontinued operations were not paid as the associated operations did not produce sufficient cash flow for such payment. Accordingly, these vendors were notified by the Company of its inability to pay for the incurred services, at which time the vendors accepted the Company's explanation without any further action. As of March 31, 2006, the majority of the $560,000 of accrued expenses is approximately six years old. Management has met with its legal counsel and has been advised that pursuant to state laws, these unpaid amounts will become uncollectible within the next fifteen months based on various state statutes of limitations. Upon such event, the Company plans on reversing the expired liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

In February 2004, the Company entered into an employment agreement with its founder and President that expires on February 28, 2009. The agreement provides for an annual salary of $250,000 plus fringe benefits and an incentive bonus based on the achievement of certain performance criteria. The employment agreement also includes a covenant not to compete with the Company for a period of one (1) year after employment ceases as to the renewal of this agreement. On December 31, 2005 the company converted various loans and unpaid salaries as debt to equity conversions resulting with the Company issuing 500,000 shares of common stock.

NOTE 5 - GOING CONCERN

The financial statements are presented on the basis that the Company is a going concern. A going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred significant losses from operations, and has a working capital deficit of approximately $1,035,000, which together raise substantial doubt about its ability to continue as a going concern. Management is presently pursuing the filing of its REG-A statement and subsequent equity financing and investment opportunities with investment bankers and private investors. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

The OLB Group, Inc.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

TABLE OF CONTENTS

BALANCE SHEETS
(UNAUDITED)

ASSETS

	December 31, 2005 (Unaudited)	2004 (Unaudited)
CURRENT ASSETS		
Cash at Bank	$ 8,422	$ -
Petty Cash	500	-
Total Current Assets	8,922	
OTHER ASSETS		
Internet domain	4,965	4,965
TOTAL ASSETS	$ 13,887	$ 4,965
CURRENT LIABILITIES		
Cash overdraft	$ -	$ 16,570
Accounts payable and accrued expenses	858,264	860,970
Notes payable – shareholders	50,000	50,000
Loans payable – officer	14,000	9,753
Accrued interest – notes payable	-	10,500
Other current liabilities	11,209	11,209
Total Current Liabilities	933,473	959,002
STOCKHOLDERS' EQUITY (DEFICIT)		
Convertible preferred stock, $0.01 par value, 2,000,000 shares authorized Series A Preferred Stock, no shares outstanding		-
Convertible preferred stock, $0.01 par value, 650,000 shares authorized Series B Preferred Stock, no shares outstanding		-
Convertible preferred stock, $0.01 par value, 1,423,307 shares authorized Series C Preferred Stock, no shares outstanding		-
Common stock, $0.01 par value; 200,000,000 shares authorized, 29,902,053 and 28,401,963 shares issued and outstanding, respectively	299,021	284,020
Additional paid-in capital	8,268,112	7,698,068
Accumulated deficit	(9,486,719)	(8,936,125)
Total Stockholders' Equity	(919,586)	(954,037)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 13,887	$ 4,965

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Years Ended December 31, 2005	2004
	(Unaudited)	(Unaudited)
NET REVENUES	$ -	$ 2,250
COST OF OPERATIONS	52,545	-
Gross profit (loss)	(52,545)	2,250
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	511,077	350,384
(Loss) from operations	(563,622)	(348,134)
OTHER INCOME (EXPENSE)		
Debt Forgiveness - Income	16,528	-
Interest expense	(3,500)	(3,500)
Total Other Income (Expense)	13,028	(3,500)
NET LOSS	$ (550,594)	$ (351,634)
BASIC LOSS PER SHARE	$ (0.02)	$ (0.02)
BASIC WEIGHTED AVERAGE SHARES	28,510,843	15,420,227

The accompanying notes are an integral part of these financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
(UNAUDITED)

	Common Stock Accumulated		Preferred Stock			
	Shares	Amount	Shares	Amount	Capital	Deficit
Balance at December 31, 2003	11,500,000	$ 115,000	2,879,185	$ 28,792	$ 7,337,088	$ (8,395,283)
Conversion preferred stock September 30, 2004	14,395,923	143,960	(2,879,185)	(28,792)	(115,168)	-
Issuance of common stock for shares of MetaSource common stock September 30, 2004	946,040	9,460	-	-	179,748	-
Issuance of common stock for cash November 18, 2004	60,000	600	-	-	11,400	-
Issuance of common stock to convert debt to Equity December 31, 2004	1,500,000	15,000	-	-	285,000	-
Dividend paid to common shareholders with MetaSource common stock	-	-	-	-	-	(189,208)
Net loss for the 12 months ended December 31, 2004	-	-	-	-	-	(351,634)
Balance at December 31, 2004	28,401,963	284,020	-	-	7,698,068	(8,936,125)
Treasury Stock	(1,000,090)	(10,001)			(490,044)	
Issuance of common Stock for services	464,470	4,645			227,590	
Issuance of common Stock for accounts payable	35,620	356			17,454	
Issuance of common stock for cash	500,000	5,000			80,000	
Issuance of common stock to convert debt to Equity December 31, 2005	500,000	5,000	-	-	245,000	-
Issuance of common stock for Loan Repayment, December 31, 2005	1,000,090	10,001	-	-	490,044	-
Net loss for the 12 months ended, December 31, 2005						(550,594)
Balance at December 31, 2005	29,902,053	$ 299,021	-	-	$ 8,268,112	$ (9,486,719)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Years Ended December 31, 2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (550,594)	$ (351,634)
Adjustments to reconcile net loss to net cash (used in) operating activities		
Stock for services	232,235	-
Changes in assets and liabilities:		
Increase in accounts payable and accrued expense	293,851	328,947
Increase in other current liabilities		1,434
Net cash (used in) continuing operating activities	(24,508)	(21,253)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in cash overdraft	(16,570)	(500)
Repayment of loan- officer	(35,000)	
Increase to loan payable	-	9,753
Proceeds from sale of common stock	85,000	12,000
Net cash provided by financing activities	33,430	21,253
NET CHANGE IN CASH	8,922	-
CASH – BEGINNING OF YEAR	-	-
CASH – END OF YEAR	$ 8,922	$ -
CASH PAID FOR		
Interest	$ -	$ -
Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES		
Stock issued in conversion of accrued expenses & other debt	$ 267,810	$ 300,000
Stock issued for service	$ 232,235	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - BACKGROUND

The predecessor to The OLB Group, Inc. (the "Company") was incorporated in the State of New York on January 15, 1993. The Company provides turn-key online shopping solutions to highly trafficked websites through its ShopFast Direct Shopping Database. The Company also provides website development and design services. As of December 31, 2003, the Company's founder owned 100% of the outstanding common stock. Between April 1 and July 16, 1999, 807,100 shares of Series A Preferred Stock and 403,550 warrants were issued in conjunction with a private placement. Between June 7 and July 7, 2000, the Company issued approximately 650,000 shares of Series B Preferred Stock in a private placement. During 2003, there were various debt to equity conversions resulting with the Company issuing 1,423,307 shares of Series C Preferred Stock.

On November 18, 2004, we formed a new corporation in Delaware, The OLB Group, Inc., and on December 2004 merged OLB.com, Inc. into The OLB Group, Inc. Every shareholder at the NY Corporation received five shares in the New Delaware Corporation, The OLB Group, Inc. currently all the shareholders have only common stock of The OLB Group and the former Series A and Series B preferred stockholders received warrants in The OLB Group, Inc.

On January 6, 2003, the Company signed a Merger Agreement with MetaSource Group (MSGR), a Nevada company whereby MSGR would acquire all the outstanding shares of OLB.com. The merger was rescinded on September 27, 2004 and a settlement agreement was entered into. Under the terms of the settlement agreement, on November 18, 2004 OLB.com, Inc. was merged with and into The OLB Group, Inc., a Delaware corporation. Immediately following this event OLB Group delivered to the shareholders of MSGR 189,208 shares of OLB Group common stock. These shares are being held in escrow until a Form SB-2 registration statement is to be filed by OLB Group. As consideration and in exchange for the transfer of the OLB Group shares, MSGR delivered 376,064 shares of common stock to the former shareholders of OLB.com. As part of the merger of OLB.com with and into OLB Group, all preferred shares of OLB.com were converted into the right to receive OLB Group common stock and OLB Group common stock purchase warrants were issued to shareholders. Holders of OLB.com Series A preferred stock received one share of OLB Group common stock and a warrant to purchase one share of OLB Group common stock for each share of OLB.com Series A preferred stock held; holders of OLB.com Series B preferred stock received one share of OLB Group common stock and warrants to purchase two shares of OLB Group common stock for each share of OLB.com Series A preferred stock held; and holders of Series C preferred stock received one share of OLB Group common stock for each share of Series C preferred stock held and the shareholders of MSGR who received OLB Group stock also received warrants to purchase shares of OLB Group common stock.

A one to five forward common stock split was effective November 18, 2004, affecting all of the above outstanding common stock and warrants issued

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS

During the year ended December 31, 2005, the Company adopted the following accounting pronouncements which had no impact on the financial statements or results of operations:

On December 16, 2004 the FASB issued SFAS No. 123(R), *Share-Based Payment*, which is an amendment to SFAS No. 123, *Accounting for Stock-Based Compensation.* This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and generally requires such transactions to be accounted for using a fair-value-based method and the resulting cost recognized in our financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. We will adopt this new standard effective for the fourth fiscal quarter of 2005, and have not yet determined what impact this standard will have on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.152, "Accounting for Real Estate Time-Sharing Transactions--an amendment of FASB Statements No. 66 and 67" ("SFAS 152) The amendments made by Statement 152 This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The Company has evaluated the impact of the adoption of SFAS 152, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions."The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The Board believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the Board believes this Statement produces financial reporting that more faithfully represents the economics of the transactions. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment". Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company adopted Statement 123(R) in December of 2005.

In December 2004, the Financial Accounting Standards Board issued two FASB Staff Positions - FSP FAS 109-1, Application of FASB Statement 109 "Accounting for Income Taxes" to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP FAS 109-2 Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. Neither of these affected the Company as it does not participate in the related activities.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Management is currently evaluating the impact SAB 107 will have on our consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections." This new standard replaces APB Opinion No. 20, "Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements," and represents another step in the FASB's goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005 . The Company has evaluated the impact of the adoption of Statement 154 and does not believe the impact will be significant to the Company's overall results of operations or financial position.

In February of 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125." SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity's first fiscal year that begins after September 15, 2006.. The Company is currently evaluating the impact SFAS No. 155 will have on its consolidated financial statements, if any.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less from the date of purchase to be a cash equivalent.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of accounts receivable and cash deposits. The Company maintains cash with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. To reduce risk, the Company performs credit evaluations of its customers and maintains reserves for potential credit losses. For the year ended December 31, 2004, revenues from one customers approximated 100% of total revenues. There were no revenues and accounts receivable at December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided utilizing the straight-line method over the related asset's estimated useful life, as indicated in Note 5. Assets under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. The Company utilizes a half-year convention for assets in the year of acquisition and disposal.

The Company adopted Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires the capitalization of internal use software and other related costs under certain circumstances. The Company is implementing a direct shopping database. External direct costs of materials and services and payroll costs of employees working solely on the application development stage of the project will be capitalized in accordance with SOP 98-1.

Maintenance and repairs are charged to expense as incurred; renewals and improvements that extend the useful life of the assets are capitalized. Upon retirement or disposal, the asset cost and the related accumulated depreciation and amortization are eliminated from the respective accounts and a resulting gain or loss, if any, is included in the results of operations.

These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections.

Revenue Recognition

On certain e-commerce sales, the Company recognizes the full sales amount upon the processing of a customer's credit card and the shipment of merchandise by the vendor to the customer, and recognizes the amount due to the vendor in cost of sales ("Principal Sales"). In this type of transaction, the risk of loss passes to the Company upon the shipment of products by the vendor, and the Company bears the credit risk with respect to the product sales. For certain other e-commerce sales, the vendor pays a transaction fee to the Company in exchange for processing the transaction ("Agent Sales"). The transaction fee is based upon a specified percentage of the sales transaction. In these cases, the

Company records the transaction fee as revenue, as the vendor bears the credit risk.

Revenues from web development and design services are recognized when the service is rendered and accepted by clients.

Stock-based Compensation

As permitted by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans, the Company has elected to follow Accounting Principal Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") for recognizing stock-based compensation expense for financial statement purposes. Under APB No. 25, the Company applies the intrinsic value method of accounting and therefore does not recognize compensation expense for options granted, because options are only granted at a price equal to market value on the day of grant. For companies that choose to continue applying the intrinsic value method, SFAS No. 123 mandates certain pro forma disclosures as if the fair value method had been utilized. See Note 8 for the additional disclosures required under SFAS No. 123.

Income Taxes

On March 31, 1999, the Company terminated its status as an S Corporation and became subject to federal and state income taxes thereafter at applicable C Corporation income tax rates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and convertible notes approximate fair value due to the short-term maturity of these instruments.

Warranty Reserves

Warranties on products offered by the Company via its Internet commerce sites are the responsibility of the manufacturers. Accordingly, no warranty reserve has been recorded in the accompanying financial statements.

NOTE 4 - DEBT

	2005	2004
Note payable shareholders – this note originated in conjunction with the private placement of the Company's Series B Convertible Preferred Stock on December 2, 1999. The note carries interest at 7% per annum and is unsecured.	$ 50,000	$ 50,000
Loans payable officer – these loans are unsecured and are payable on demand.	-	9,753
	50,000	59,753
Less: Current portion	(50,000)	(59,753)
Non-Current portion	$ -	$ -

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Included in accounts payable and accrued expenses as of December 31, 2005 and 2004 are liabilities of approximately $860,000. These amounts represent mainly professional and consulting services previously incurred by the Company for operations that were discontinued prior to January 1, 2002. These expenses incurred from the discontinued operations were not paid as the associated operations did not produce sufficient cash flow for such payment. Accordingly, these vendors were notified by the Company of its inability to pay for the incurred services.

As of December 31, 2005, the majority of the $860,000 of accrued expenses is approximately six years old. Management has met with its legal counsel and has been advised that pursuant to state laws, these unpaid amounts will become uncollectible within the next twelve months based on various state statutes of limitations. Upon such event, the Company plans on writing off the expired liabilities.

NOTE 6 - STOCKHOLDERS' EQUITY

In 1999 the Company adopted the 1999 Stock Option Plan (the "Plan"). Pursuant to the Plan, designated employees, including officers and directors of the Company and certain outside consultants, will be entitled to receive qualified and nonqualified stock options to purchase up to 500,000 shares of common stock.

Under the terms of the Plan, the minimum exercise price of options granted cannot be less than 100% of the fair market value of the common stock of the Company on the option grant date. Options granted under the Plan generally expire ten years after the option grant date. For incentive stock options granted to such persons who would be deemed to have in excess of a 10% ownership interest in the Company, the option price shall not be less than 110% of such fair market value for all options granted, and the options expire five years after the option grant date.

The Company accounts for the Plans under APB 25, under which no compensation cost is recognized for stock options granted with an exercise price at or above the prevailing market price on the date of the grant. Had compensation cost for the Plans been determined consistent with the fair value approach required by SFAS 123, the Company's net loss would have not been changed significantly.

NOTE 7 - RELATED PARTY TRANSACTIONS

In December 31, 2005 and 2004 the company converted various loans and accrued salary into 500,000 and 1,500,000 shares of common stock, respectively.

Employment Agreement:
In February 2004, the Company entered into an employment agreement with its founder and President that expires on February 28, 2009. The agreement provides for an annual salary of $250,000 plus fringe benefits and an incentive bonus based on achievement of certain performance targets. The agreement also includes a covenant not to compete with the Company for a period of one year after employment ceases.

NOTE 8 - WARRANTS

A summary of the status of the Company's outstanding warrants as of December 31, 2005 and December 31, 2004 and changes during the periods then ended is presented below. All warrants expire on November 18, 2007.

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2004	11,469,316	0.20
Granted	-	-
Expired/Cancelled	-	-
Exercised	-	-
Outstanding December 31, 2005	11,469,316	$ 0.20
Exercisable	11,469,316	$ 0.20

NOTE 9 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31:

	2005	2004
Deferred tax assets: NOL Carryover	$	$ 1,541,110
Deferred tax liabilities:	-	-
Valuation allowance		(1,541,110)
Net deferred tax asset	$	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 39% to pretax income from continuing operations for the years ended December 31, 2005 and 2004 due to the following:

	2005	2004
Book Income	$ (550,594)	$ (137,110)
Stock for Services/Options Expense	232,235	117,000
NOL Carryover	-	-
Valuation allowance	318,359	20,110
	$	$ -

At December 31, 2005, the Company had net operating loss carry forwards of approximately $4,560,000 that may be offset against future taxable income from the year 2006 through 2025. No tax benefit has been reported in the December 31, 2005 or 2004 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 10 – GOING CONCERN

The financial statements are presented on the basis that the Company is a going concern. A going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred significant losses from operations, and has a working capital deficit of approximately $920,000, which together raise substantial doubt about its ability to continue as a going concern. Management is presently pursuing the filing of its Form A1, and subsequent equity financing and investment opportunities with investment bankers and private investors. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

The Company incurred net losses in 2005 and 2004 of $550,594 and $351,634, respectively, and anticipates that it will continue to incur losses for some time. The Company's continued existence is dependent on its ability to generate additional revenues and on obtaining additional financing from its stockholders and external sources. Accordingly, there can be no assurance that the Company will succeed in executing its plans and have all the financing necessary for its operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 11 – SIGNIFICANT EVENTS

On October 18, 2005 the Company has been approved by the NASD on the OTCBB (pink sheets) for trading under the Symbol: OLBG. As well as it filed the Form A-1 with the sec.

Pending or Threatened Litigation

On June 7, 2005, an order was entered granting a plaintiff partial summary judgment in the amount of $77,500, plus interest at the statutory rate from July 31, 2002. Interest accrued thus far is approximately $25,125. The court denied summary judgment with respect to plaintiffs claim for unpaid sales tax in the amount of $6,435 and severed that part of the Action. We are currently pursuing settlement negotiations with the plaintiff; however, pending the outcome we have accrued the full amount of the judgment.

NOTE 12 – SUBSEQUENT EVENT

On January 6, 2006, the Company filed a Form A1 with the Securities and Exchange Commission.

EXHIBITS

Item 1. Index to Exhibits

2.1 Certificate of Incorporation*
2.2 Bylaws*
2.3 Certificate of Merger between The OLB Group, Inc. and OLB.com (On-Line Business)*
3.1 Common Stock Certificate*
3.2 Warrant Agreement, issued by The OLB Group, Inc. to Ronny Yakov*
6.1 Employment Agreement effective March 1, 2004 between The OLB Group, Inc. and Ronny Yakov*
8.1 Settlement and Merger Agreement dated as September 27, 2004, between OLB.com (on-Line Business) and MetaSource Group, Inc.*
10.1 Accountants' consent*
10.2 Opinion of Michael S. Krome, dated April 26, 2005**
10.3 Equipment Co-Location and Maintenance Agreement, between The OLB Group, Inc. and Broadview Networks, Inc.**
10.4 Fulfillment and Distribution Agreement, dated January 19, 2006, between the OLB Group, Inc. and Baker & Taylor Fulfillment, Inc. **
10.5 Form of ShopFast PC Terms and Conditions**
10.6 Opinion of Michael S, Krome, dated May 15, 2006***
11.1 Opinion re legality****
15.1 *Pro Forma* Cash Flow Analysis for Use of Proceeds ***

* Filed with the Company's initial Offering Statement on Form 1-A, submitted to the Securities and Exchange Commission on January 6, 2006
** Filed with the Company's Amendment No. 1 to Offering Statement on Form 1-A, submitted to the Securities and Exchange Commission on March 17, 2006
*** Filed herewith
**** To be filed by amendment

EXHIBIT 15.1

Pro Forma Cash Flow Analysis for Use of Proceeds

PARTICULARS	Q-1	Q-2	Q-3	Q-4	Q-5	Q-6	Q-7	Q-8	Total
To Ronny Yakov	0	$0	$0	$0	$0	$0	$25,000	$25,000	$50,000
Sub-Total of Repayment	$0	$0	$0	$0	$0	$0	$25,000	$25,000	$50,000
PRODUCT DEVELOPMENT									
Development	$100,000	$100,000	$85,000	$75,000	$65,000	$50,000	$25,000		$500,000
System Maintenance	$25,000	$40,000	$60,000	$60,000	$75,000	$75,000	$80,000	$85,000	$500,000
Sub-Total of Product Dev+Maint	$125,000	$140,000	$145,000	$135,000	$140,000	$125,000	$105,000	$85,000	$1,000,000
Adverting & Marketing									
Demand Survey Analysis		$10,000	$10,000	$10,000					$30,000
Infomercial Production		$250,000					$150,000		$400,000
Broadcasting Costs		$25,000	$100,000	$125,000	$175,000	$270,000	$350,000	$450,000	$1,495,000
OnLine Marketing	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$240,000
Sub-Total of Advertising	$30,000	$315,000	$140,000	$165,000	$205,000	$300,000	$530,000	$480,000	$2,165,000
WORKING CAPITAL									
Ronny Yakov-salary	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$60,000	$480,000
Fixed Expenses - Office	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$200,000
Variable Expenses - Office	$10,000	$10,000	$10,000	$5,000	$5,000	$5,000	$5,000	$5,000	$55,000
Sub-Total of Working Capital	$95,000	$95,000	$95,000	$90,000	$90,000	$90,000	$90,000	$90,000	$735,000
ACQUISITIONS									
Due Deligence Study	$20,000	$20,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$100,000
Investment Banking Fees			$25,000				$25,000		$50,000
Acquisition Costs					$400,000		$450,000		$850,000
Sub-Total of Acquisitions	$20,000	$20,000	$35,000	$10,000	$410,000	$10,000	$485,000	$10,000	$1,000,000
Total Cash Outflow	$270,000	$570,000	$415,000	$400,000	$845,000	$525,000	$1,235,000	$690,000	$4,950,000

Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.: (631) 737-8381
Fax: (631) 737-8382
email: mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

May 15, 2006

To Whom It May Concern

Re: ***<u>OLB Group, Inc. (the "Company")</u>***

Dear Sirs:

This office has been requested to render an opinion regarding the tradeablity of shares of the Company. Please be advised that I have been access to the Books and Records of the Company with respect to the shares issued to and held by various shareholders of the Company. A portion of the shares of the Company have been issued and held in excess of one year as of this date.

The Company was initially incorporated as a New York Corporation, filed on January 15, 1993, as Interactive Colors, Inc., and subsequently amended to OLB.com (On-Line Business), Inc. On or about January 10, 2005, the New York corporation was merged into and with a Delaware corporation, The OLB Group, Inc., incorporated in the State of Delaware on November 18, 2004. An Agreement and Plan of Merger was executed by both corporations with an effective date of November 11, 2004, for accounting purposes. A Certificate of Merger of OLB.com (On-Line Business), Inc., wit The OLB Group, Inc., with OLB.com (On-Line Business), Inc. being the surviving corporation, taking the Certificate of Incorporation and name of The OLB Group, Inc., and was filed with the Secretary of State of the State of Delaware on January 10, 2005 and the Secretary of State of the State of New York on January 18, 2005.

For purposes of this opinion, I have been furnished with and have examined originals or copies, certified or otherwise identified to my satisfaction, of all such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as I have deemed it necessary to require as a basis for the opinions hereafter expressed. As to questions of fact material to such opinions, I have, where relevant facts were not independently established, relied upon certifications by principal officers of the Company. I have made such further legal and actual examination and investigation as I deem necessary for purposes of rendering the following opinion.

In my examination I have assumed the genuineness of all signatures, the legal capacity of natural persons, the correctness of facts set forth in certificates, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such copies. I have also assumed that such documents have each been duly authorized, properly executed and delivered by each of the parties thereto other than the Company.

Based on the foregoing, it is my opinion, as follows:

1. The Company is validly existing and duly incorporated in the State of Delaware;

2. All Shares issued by the Company are validly authorized, issued and outstanding shares of common stock and are fully paid and non-assessable;

3. The shares issued by the Company were issued pursuant to the exemption stated in Section 4(2) of the Securities Act of 1933, as amended;

4. With respect to the specific issuance of stock in the Company, each issuance of the shares the Company relied upon Section 4(2) of the Securities Act of 1933, as amended. Shares were issued as set forth on the schedule annexed to this Opinion Letter. With respect to the shares issued as Series A preferred stock by the Company in 1999, the Company issued the shares pursuant to an offering under Regulation D, and the Company was engaged in the creation of its ShopFast software. With respect to the issuance of the Series B preferred stock, the Company again relied upon Regulation D, and completed its software development and launched a series of web-sites. The Company had issued to Ronny Yakov, a Director and Executive Officer of the Company a total of 2,300,000 shares of common stock as a founder of the Company;

5. With respect to the above captioned shares, all issued prior to April 7, 2003, are restricted shares at this point in time, but are subject to Rule 144(k) for submission with an opinion of counsel for the removal of the restrictive legend. Prior to September 27, 2004, there were a total of

2,300,000 shares of common stock issued and outstanding, 807,000 shares of Series A preferred stock, 648,778 shares of Series B preferred stock issued and outstanding. Pursuant to Section 1 d. of a Settlement and Amended Merger Agreement,, dated as of September 27, 2004, by and between the Company and MetaSourse Group, Inc., the shares of Series A preferred stock were converted into an equal number of shares of common stock, with a warrant to purchase an additional shares for each share converted. The shares of Series B preferred stock were converted into an equal number of shares of common stock, with a warrant to purchase an additional shares for each share converted. All shares are restricted securities and none are freely tradable, unless Rule 144 is applied; and

6. Since October 10, 2005, the Company has issued an additional 1,500,090 shares of common stock, with each issuance of the shares the Company relied upon Section 4(2) of the Securities Act of 1933, as amended. All shares are restricted securities and none are freely tradable, unless Rule 144 is applied.

I am a member in good standing of the Bar of the State of New York. My opinions below are limited to the Laws of the State of New York, the Business Corporation Law of the New York, Corporation Law of the state of Delaware and the federal securities laws of the United States. This Opinion is limited to use by the Company, the Company's Transfer Agent and the broker involved in the transaction only. No other entity or individual is entitled to rely upon this Opinion, without the written consent of this Office.

The opinions set forth herein are expressed as of the date hereof and remain valid so long as the documents, instruments, records and certificates we have examined and relied upon as noted above, are unchanged and the assumptions we have made, as noted above, are valid. If any facts or documents are determined to be incorrect, misstated or misrepresented, then the opinion or opinions expressed herein may not continue to be valid.

Please feel free to contact me if you have any questions.

Very truly yours,

Michael S. Krome

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on June 22, 2006.

The OLB Group, Inc.

By: /s/ Ronny Yakov
Ronny Yakov
Chief Executive Officer
(principal executive and financial officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ronny Yakov, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-qualification amendments) to this Offering Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ronny Yakov
Ronny Yakov, Chief Financial Officer and Director — Date: June 22, 2006